Exhibit 99.1:  Business Report followed by Non-Consolidated Statements
BUSINESS REPORT
(For the 38th Fiscal Year: From January 1, 2005 to December 31, 2005)
THIS IS THE TRANSLATION OF THE BUSINESS REPORT IN KOREAN LANGUAGE AND IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. ALL FINANCIAL STATEMENTS IN THIS BUSINESS REPORT ARE BASED ON NON-CONSOLIDATED FINANCIAL STATEMENT.

BUSINESS REPORT
(For the 38th Fiscal Year: From January 1, 2005 to December 31, 2005)
To:  Financial Supervisory Commission and Korea Stock Exchange
We hereby submit the BUSINESS REPORT for the 38th Fiscal Year in accordance with the item 2 of Article 186 of the Securities & Exchange Law.

/s/ Ku-Taek Lee
Ku-Taek Lee CEO and Representative Director POSCO 1 Koedong-dong, Pohang City, Kyongsangbuk-do, Korea Tel) 82-54-220-0114

/s/ Dong-Hee Lee
Dong-Hee Lee Chief Financial and Accounting Officer Executive Senior Vice President POSCO Tel) 82-2-3457-0074

CONTENTS

Chapter
I.	Overview
II.	Business
III.	Financial Statements
IV.	Corporate Governance and Company Affiliates
V.	Others
Attachment	Auditor’s Review Report

I. Overview
1. Purpose of the Company
A. Businesses engaged in by the Company

Items		Details
a.	To manufacture, market, promote, sell and distribute iron, steel and rolled products
b.	To engage in harbor loading and unloading, transportation and warehousing businesses
c.	To engage in the management of professional athletic organizations	No engagement in this business during this fiscal year
d.	To engage in the supply of LNG and Power generation, and as well as in the distribution business thereof	No engagement in this business during this fiscal year
d.	To engage leasing of real estate and distribution businesses
e.	To engage in the supply of district heating business
f.	To engage in marine transportation, processing and sales of minerals within or outside Korea
g.	To engage all other conduct, activities or businesses related directly or indirectly with the attainment and continuation of the aforementioned purposes
      Addition of Educational Service to the Business after 2005 fiscal year
     Currently, POSCO provides educational service to its subsidiaries, outsourcing business partners, and public organizations, and receives educational service fees from them.
     Given that the Company virtually engages in educational service, POSCO includes the said service in the business purpose of the Company in the Articles of Incorporation to provide the grounds for receiving educational service fees.
B. Businesses engaged by the subsidiaries and affiliates

Items	Details
Pohang Coated Steel: Manufacturing and sales of coated steel sheets
Changwon Specialty Steel Co.: Production & sales of steel bars and steel pipes
POSCON: Manufacturing and sales of electric controlling devices
POSREC: Manufacturing and sales of blast furnaces and refractory bricks
POSCO Machinery Engineering: Maintenance and repair of steel plant machinery & equipment

Items	Details
POSCO Machinery Co.: Maintenance and repair of steel plant machinery & equipment
POSCO E& C: Construction and engineering
POS A.C. Architects & Engineering: Construction design
POSCO Steel Service & Sales Co., Ltd: Steel product sales and general trading
POSDATA: Construction of information and communication service
Seung Kwang: Development and operation of athletic facilities
POSCO Research Institute: Research, consulting, education
POSTECH Technology Capital Co.: Finance for New Technology
POSCO Terminal Co., Ltd: Logistics Services, Warehousing business
Seomyeon Development Co., Ltd.: Construction Apartment
Dongwoosa: Leasing & Management of real estate
Samjung P&A Co., Ltd: Cooperation work in POSCO’s product packing, Manufacturing and Sales of Aluminum
 The subsidiaries and affiliates listed above are subject to the consolidated financial statement of the Company.
–	Criteria:
(1)	The Company shall be the largest shareholder with more than 50% or more than 30% ownership of the outstanding shares.

(2)	The Company must have an actual controlling power. (voting rights, etc.)

(3)	The asset size of the previous fiscal year or the initial establishment paid-in capital is over 7 billion Korean won.
C. Businesses the company plans to engage in
[Irrelevant]
2. Business Organization
     A. Highlights of the Company’s Business Organization
(1)	Historical highlights and changes since establishment

(a)	Date of establishment: April 1, 1968

(b)	Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea

(c)	Steel Works and Offices

•	Pohang Works: 5 Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Gwangyang Works: 700 Kumho-dong, Gwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center, 892 Daichi-4 dong, Kangnam-ku, Seoul, Korea
•	Overseas Offices: The Company operates six overseas offices (EU, Hanoi, Rio de Janeiro, Bangkok, Mexico, New Delhi) for the purpose of supporting international business
 Changes in the overseas office name after 2005 fiscal year
•	New Delhi office was closed. Reopend as POSCO India overseas office.( Jan.2, 2006)

(d)	Milestones since Establishment

April 1, 1968	Pohang Iron and Steel Co., Ltd. established
April 1, 1970	1st stage construction of Pohang Works began
July 3, 1973	1st stage construction of Pohang Works completed (1.03 million ton per year (tpy) crude steel)
May 31, 1976	2nd stage construction of Pohang Works completed (2.6 million tpy)
December 8, 1978	3rd stage construction of Pohang Works completed (5.5 million tpy)
February 18, 1981	4th stage construction of Pohang Works completed (8.5 million tpy)
May 25, 1983	2nd round of the 4th stage construction of Pohang Works completed (9.1 million tpy)
March 5, 1985	1st stage construction of Gwangyang Works begun
May 7, 1987	1st stage construction of Gwangyang Works completed (11.8 million tpy)
June 10, 1988	POSCO listed on the Korea Stock Exchange (the first stock in Korea for public subscription)
July 12, 1988	2nd stage construction of Gwangyang Works completed (14.5 million tpy)
December 4, 1990	3rd stage construction of Gwangyang Works completed (17.5 million tpy)
October 2, 1992	4th stage construction of Gwangyang Works completed (20.8 million tpy)
December 9, 1993	ISO 9002 certification acquired
October 14, 1994	New York Stock Exchange (NYSE) listing
October 27, 1995	London Stock Exchange (LSE) listing
March 14, 1997	Introduced Outside Directors system
August 28, 1997	#4 Cold Rolling Mill in Gwangyang Works completed
March 31, 1999	Completed construction of #5 Blast Furnace (28.0 million ton in annual crude steel production)
October 4, 2000	Privatization completed after Korea Development Bank sold off stakes in POSCO
July 2, 2001	Launched PI (or POSPIA — Integrated Management system) system
March 15, 2002	Adopted new company name “POSCO”
April 30, 2003	Completion of #3 STS plant
June 2, 2003	Declared POSCO Code of Ethics
November 7, 2003	Establishment of POSCO-China

June 17, 2004	Construction started for hydro forming plant in Gwangyang (annual production Capacity of 200 thousand units)
August 17, 2004	The Pohang Works Finex #1 in order to complete commercialization of innovative iron making process Construction started (annual production capacity of 1.5 million tons)
September 6, 2004	The Gwangyang No. 6 Continuous Galvanizing Line (CGL) Construction Started (annual production capacity of 0.4 million tons)
October 15, 2004	Establishment of POSCO-JAPAN
June 22, 2005	Signing of MOU to Establish an Integrated Steel Mill in India
July 4, 2005	Completion of Gwangyang LNG Terminal
July 27, 2005	Completion of the Rationalization of #2 Plate plant
September 2, 2005	Completion of the Gwangyang No. 5 CGL (annual production capacity of 0.45 million tons) MCL (annual production capacity of 0.25 Million ton)
September 8, 2005	Establishment of POSTF (POSCO TJ Park Foundation)
September 21, 2005	Completion of TWB No. 5, 6 Line (annual production capacity of 5.5 million sheets)
October 2~5, 2005	POSCO was the host to the 39th IISI (International Iron and Steel Institute) annual conference in Seoul
November 22, 2005	Tokyo Stock Exchange (TSE) listing
(e)	Changes in the largest shareholder

	–	From the ‘POSTECH’ to ‘National Pension Corporation’.

	–	Date of Disclosure: January 24, 2005

	–	Others: Refer to the disclosure of the change of the largest shareholder (January 24, 2005)

Changes in the largest shareholder after 2005 fiscal year
	–	From ‘National Pension Corporation’ to ‘SK Telecom’.

	–	Date of Disclosure: February 1, 2006

	–	Others: Refer to the disclosure of the change of the largest shareholder (February 1, 2006)

(f)	Changes of Business Purposes
•	1984: Port loading, logistics, warehouse businesses Operation of professional athletic teams added to business purposes.

•	1992: Scientific agriculture and its spread added to business purposes

•	1994: Real estate leasing and distribution added to business purposes

•	1995: ‘Scientific agriculture and its spread’ deleted from business purposes. Urban gas supply and power generation added to business purposes

•	2001: District heating business added to business purposes

•	2002: Maritime transportation of natural materials at home and abroad, their processing and distribution added to business purposes.

Changes of Business Purposes after 2005 fiscal year
•	2006: Educational service and other services related to business added to business purposes.

(2)	Change of the Company Name

•	Pohang Iron & Steel Co. Ltd. à POSCO

•	Effective Date: March 15, 2002 (The 34th Ordinary General Shareholders Meeting)

(3)	Merger, Acquisition and Handover of Businesses

[None]

(4)	Major Changes in Production Facilities

—	No changes of Production Facilities in terms of production capacity in 2005 fiscal year

[Refer to II. Business, 3. Production and Facilities, A. Production Capacity]

(5)	Important Developments Related with Business Operation

—	Tokyo Stock Exchange (TSE) listing on 22nd November 2005 as follows:

1.	Method of Listing: Public Offering

2.	Shares to be listed: ADR (American Depository Receipt)

3.	Volume of Listing: 3,500,000 registered common shares (Total 14,000,000 ADR)

4.	Refer to the disclosure of listing on the Tokyo Stock Exchange (TSE) on 21st and 22nd November 2005.

[For Other Matters: Refer to II. Business, 7. Important Contact]

B.	POSCO Business Group

(1)	Name of Business Group: POSCO

(2)	Companies Belonging to Large Business Groups

POSCO, Pohang Coated Steel, POSDATA, POSREC, Samjung P&A Co. Ltd., Seung Kwang, POS-AC, POSCO E&C, POSCO Research Institute, POSCON, POSCO Steel Service & Sales Co. Ltd., Changwon Specialty Steel, POSCO Machinery Engineering, POSCO Machinery Co., POSCO Terminal Co. Ltd., POSTECH Capital Co., Seomyeon Development Co. Ltd., Metapolis Co. Ltd., Dongwoosa

(3)	Related laws and regulations

—	POSCO designated Prohibition on Cross Shareholdings and Prohibitions on Debt Guarantees for its subsidiaries and affiliated companies (2005.4)

—	Except Ceiling on Total Amount of Shareholding that have a debt ratio of below 100%
Details
a. Prohibition on Cross Shareholdings (Article 9-1 of the Monopoly Regulation and Fair Trade Act)
“No corporation belonging to a Business Group shall acquire or own any shares of any Affiliated Corporations which have acquired or owned some of its shares.”
b. Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Monopoly Regulation and Fair Trade Act)
“No corporation shall provide new debt guarantees for its domestic Affiliated Corporations. Existing debt guarantees for domestic Affiliated Corporations shall be liquidated within two (2) year of the date of designation.”
c. Prohibition on owning shares of domestic Affiliated Corporation by venture capital (Article 9-3 of the Monopoly Regulation and Fair Trade Act)

“No Affiliated Corporation of a Large Business Group established as a corporation for investing in Small-and-Medium Enterprises, pursuant to the Support of the Small-and-Medium Enterprise Start-up Act, shall acquire or own shares of a domestic Affiliated Corporation.”
d.	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the Monopoly Regulation and Fair Trade Act)
“No financial or insurance company belonging to an Business Group subject to the limitations on cross-shareholding shall exercise its voting rights in stocks of domestic affiliated companies.”
e.	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction
(Article 11-2 of the Monopoly Regulation and Fair Trade Act)
“(1) When any company belonging to an enterprise group which falls under the criteria set forth in the Presidential Decree, such as the total amount of assets in excess of a specific scale, (hereinafter referred to as a “company subject to the publication of internal trading”), intends to carry out the trading act falling under any of the following subparagraphs (hereinafter referred to as “large-scale internal trading”) with specially related persons or for such specially related persons beyond the business scale prescribed by the Presidential Decree, it shall publish such intention in advance after going through a resolution of the board of directors. The same shall apply to the case where such company intends to change major contents as prescribed in paragraph (2):
1.	The act of offering or trading funds such as suspense payments and loans, etc.;

2.	The act of offering or trading securities such as stocks and company bonds, etc.; and

3.	The act of offering or trading assets such as real estate or intangible property rights, etc.
(2) Any company subject to the publication of internal trading, in making the publication pursuant to the provisions of paragraph (1), shall include in such publication the objective of trading, the other party to such trading, and the scale and terms of such trading, etc. as prescribed by the Presidential Decree.”
f.	Disclosure of Important Contents of Non-listed Companies and etc.
(Article 11-3 of the Monopoly Regulation and Fair Trade Act)
“(1) A company (excluding any company that runs the financial business or the insurance business) that belongs to the business group that falls under the standards, including the total amount of assets of not less than a certain scale, that are prescribed by the Presidential Decree, with the exclusion of any stock-listed corporation and any Association-registered corporation provided for in Article 2 of the Securities and Exchange Act, shall publish matters falling under each of the following subparagraphs: Provided, That matters that are published pursuant to Article 11-2 shall be excluded:...”
e.	Report on Status of Shareholding (Article 13 of the Monopoly Regulation and Fair Trade Act)
“(1) Companies belonging to an enterprise group subject to the limitations on mutual investments, an enterprise group subject to the limitations on the total investment amount, or an enterprise group subject to the limitations on debt guarantees shall submit to the Fair Trade Commission a report on the status of ownership of their stockholders, financial standing, and status of their ownership of other domestic companies’ stocks under the conditions as prescribed by the Presidential Decree. <Amended by Act No. 5335, Dec. 30, 1996; Act No. 6651, Jan. 26, 2002>
(2) Companies belonging to the enterprise group subject to the limitations on debt guarantees, shall submit to the Fair Trade Commission a report on the status of debt guarantees issued in favor of domestic affiliated companies after obtaining confirmation from a domestic financial institution pursuant to the Presidential Decree.”
3. Equity Capital
A. New Issuance of Registered Form Common Stock with Face Value of Won 5,000
 No new issuance of registered form Common Stock in the last three years.
B. Convertible Bonds
[Irrelevant]
C. Bonds with Warrant
[Irrelevant]
4. Other information regarding Shares
A. Total Number of Shares

(As of December 31, 2005)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835
Par value: Won 5,000 per share
B. Outstanding Shares

	(As of December 31, 2005)
Type	Number of shares	Amount (thousand won)
Registered Common Shares	87,186,835	435,934,175
Total	87,186,835	435,934,175
Common stock in Balance sheet (482,403,125,000) and amount of face value (435,934,175,000) do not accord because of stock cancellation

C. Treasury Stock Holding and Cancellation
(1) Treasury Stock Holding and Cancellation

	(Shares, As of December 31, 2005)
Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct		5,771,161	5,243,730	4,825,800	—	6,189,091
Special Money Trust	Registered Common	912,010	906,974	912,010	—	906,974
Sub Total		6,683,171	6,150,704	5,737,810	—	7,096,065
(2) Stock Cancellations by profit
[None]
(3)Treasury Stock purchased under the Special Money Trust Contract

	(KRW, Shares)
Date	Name of the institute	Amount
Nov. 05, 2004	Hana Bank	100,000,000,000
Total		100,000,000,000
 Treasury Stock Specific Money Trust Contract Term Extension (’05.11.5 ~ ’06.11.4)
— Amount: 194,433 million (the number of shares: 912,010)
D. Shares held by ESOA (Employee Stock Ownership Association)

	(Shares, As of December 31, 2005)
Type	Beginning	Balance
Registered Common	2,966,792	3,952,051
Total	2,966,792	3,952,051
E. Voting Rights

		(As of December 31, 2005)
		Number of shares	Remarks
1.	Number of outstanding shares	87,186,835
2.	Shares without voting rights	7,032,554	Treasury Stock
3.	Shares with voting rights	80,154,281

F. Earnings and Dividend for The Past Three Fiscal Years

	(Unit: Million Won)
	The 38th	The 37th	The 36th
Net Profit	4,012,932	3,826,015	1,980,572
EPS (Won)	50,670	47,331	24,306
Profit available for dividend	14,919,097	8,325,683	5,993,900
Cash Dividend Paid (Interim)	638,445	644,335	485,188

	(157,520)	(121,062)	(87,649)

Pay-out Ratio	15.9%	16.84%	24.50%
Dividend per share (Won)	8,000	8,000	6,000
Dividend Yield	3.87%	4.16%	3.82%

II. Business (Manufacturing)
1. Current Situation of POSCO
(1) Market Share

	(Unit: million tons, %)
Category	Annual for		Annual for		Annual for
	the 38th Fiscal Year		the 37th Fiscal Year		the 36th Fiscal Year
	(2005)	Market share	(2004)	Market share	(2003)	Market share
Crude steel production	47.7	100	47.5	100	46.3	100
POSCO	30.5	64	30.2	64	28.9	62
Others	17.2	36	17.3	36	17.4	38
(2) Characteristics of the Steel Market
•	The steel industry supplies materials to major export industries, including the automobile, shipbuilding, and electronics appliance industries.

•	Domestic sales represented 75% and Export sales represented 25% of our total sales.

•	The company also maintains a made-to-order supply system in a bid to meet the diverse needs of its customers, and with an eye to securing stable business operation as an integrated steel producer.
(3) Current Situation and Prospect of New Businesses
m Establishment of Steelworks in India
— Investment Summary: In the first phase, POSCO will construct a steel plant with annual production capacity of four million tons (expected to be completed by 2010). POSCO plans to expand the plant’s capacity to twelve million tons.
— Amount of Investment: US$3.7 billion in the first phase (including cost of developing an iron ore mine). US$12 billion investment is expected in case of capacity expansion to twelve million tons.
m Establishment of POSCO-India Private Limited (’05.8.25)
m Name: POSCO-India Private Limited (POSCO-India)

m Business scope : Feasibility Study (F/S) of India Project : (On the assumption of being viable through F/S) construction and operation of steel mill and related infrastructure

m Establishment of POSCO India Processing Center Private Limited (’05.11.24)

2. Key Products and Raw Materials
A. Current Situation of Key Products

(Unit: one hundred million won)
Business area	Source of sales	Items	Specific utility	Key brands	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.	POSCO	95,473 (44%)
		Cold rolled products	Automobiles, Electronic appliances, etc.		80,529 (37%)
		STS	Silverware, steel pipes, etc.		39,132 (18%)
	Others	Byproducts, etc.	Raw material for cement, etc.		2,074 (1%)
	Sales Discount				-258 (0%)
Total					216,950 (100%)

B. Price Trends of Key Products

(Unit: won/ton)
		Annual for the 38th	Annual for the 37th	Annual for the 36th
		Fiscal Year	Fiscal Year	Fiscal Year
Items		(Jan. 1~Dec. 31, 2005)	(Jan. 1~Dec. 31, 2004)	(Jan. 1~Dec. 31, 2003)
Hot-rolled coil	Domestic	580,485	485,618	360,964
	Export	574,487 ($561)	536,335 ($468)	393,193 ($330)
Cold-rolled coil	Domestic	667,701	588,255	472,784
	Export	671,773 ($656)	594,466 ($519)	502,876 ($422)
(1) Criteria for Calculation
•	Product items and objects for calculation: sale prices of standard hot-rolled coil, and cold-rolled steel sheet.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, excluding freight and sales discount

(2) Factors of Price Fluctuations
•	Hikes in domestic prices and export prices in tune with a boom in the steel market.
C. Current Situation of Major Raw Materials

	(Unit: million won)
				Purchase amount
Business area	Type of purchase	Item	Specific use	(portion)		Remarks
Steel production	Raw materials	Iron ore	Iron ore for blast furnaces	1,969,778	(21.7%)	BHPB, and Hamersley of Australia CVRD of Brazil

		Coal	Coking coal: Heat source for blast furnaces, Redundant Smokeless coal: Sintering fuel	2,326,469	(25.7%)	BHPB of Australia EVCC of Canada

		Iron materials	Iron material for steelmaking	967,449	(10.7%)	Carbon steel scrap iron, HBI, cold pig iron, etc.

		STS materials	Key materials for STS production	2,515,410	(27.8%)	Nickel, Fe-Cr, STS scrap iron, etc.

		Ferro materials Other raw materials	Sub materials for ironmaking, steelmaking	1,110,552	(12.3%)	Alloy iron, Nonferrous metal, Claus

		Limestone, other minerals	Submaterials for ironmaking, steelmaking	169,893	(1.8%)	Limestone, manganese, fluorite

Total				9,059,551

Note) Amount: Based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

D. Price Trends of Key Materials

	(Unit: won/ton)
Category	The 38th Fiscal Year	The 37th Fiscal Year	The 36th Fiscal Year
Iron ore	46,354	38,018	31,721
Coal	117,429	89,723	60,276
Scrap iron	290,763	312,558	196,687
Nickel	15,795,459	16,462,393	11,037,181
(1) Criteria for Calculation
The unit price is based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)
(2) Key Factors in Price Fluctuations
A. Iron ore

	(2003)	(2004)	(2005)
• Trend of purchase price (CFR):	$26.10/ton	à $31.96/ton	à $44.22/ton
B. Coal

	(2003)	(2004)	(2005)
• Trend of purchase price (CFR):	$49.12/ton	à $72.02/ton	à $112.15/ton
C. Scrap iron

	(2003)	(2004)	(2005)
• Trend of purchase price (CIF):	$160/ton	à $267/ton	à $275/ton
D. Nickel

	(2003)	(2004)	(2005)
• Trend of LME price:	$9,634/ton	à US$13,852/ton	à US$15,230/ton

3. Production and Facilities
A. Production capacity

	(Unit: Thousand Ton)
Items	2005	2004	2003
Pohang Works	13,300	13,300	12,670
Gwangyang Works	16,700	16,700	16,230
Total	30,000	30,000	28,900
B. Production and Capacity Utilization Rate

(1) Production		(Unit: Thousand Ton)
Items		2005	2004	2003
Crude Steel	Pohang	13,357	13,449	12,666
	Gwangyang	17,188	16,755	16,234

Total		30,545	30,204	28,900

HR Products	Pohang	3,069	3,367	3,806
	Gwangyang	6,696	6,995	6,715
CR Products	Pohang	1,581	1,464	1,199
	Gwangyang	7,435	6,914	6,621
PO	Gwangyang	1,735	1,494	1,449
Electrical Steel	Pohang	748	701	652
Plate	Pohang	3,236	3,334	2,986
Wire Rod	Pohang	1,977	2,017	1,963
STS	Pohang	1,900	1,941	1,587
Pig Iron	Pohang	155	149	181
	Gwangyang	224	255	220
Billet	Pohang	162	181	176
Slab/Bloom & etc.	Pohang	178	164	296
	Gwangyang	399	441	415
	Pohang	29,495	29,417	28,266
	Gwangyang	13,006	13,318	12,846

Total Products		16,489	16,099	15,420

(2) Capacity Utilization Rate for 2005 in Terms of Crude Steel Production

	(Unit: Thousand Ton)
Items	Capacity	Production	Utilization Rate
Pohang Works	13,300	13,357	100.4
Gwangyang Works	16,700	17,188	102.9

Total	30,000	30,545	101.8

— Utilization Rate = Production/Production Capacity.

C. Production Facilities
(1) Book Value of Fixed Assets

			(Unit: Million Won)
		Beginning				Ending
Items		Book Balance	Increased	Decreased	Depreciation	Book Balance
Pohang	Land	378,138	5,718	1,587	—	382,269
	Building	949,695	68,627	2,529	62,507	953,286
	Structures	415,126	89,905	2,604	31,289	471,138
	Machinery & Equipment	2,031,844	872,464	15,630	536,171	2,352,507
	Vehicles	21,134	4,968	134	7,139	18,829
	Tools and Fixtures	11,373	12,802	32	6,334	17,809
	Furniture & Others	28,773	17,624	199	9,097	37,101

Gwangyang	Land	378,276	72,594			450,890
	Building	806,078	159,196	2,262	74,678	888,334
	Structures	476,478	350,831	3,033	55,193	769,083
	Machinery & Equipment	1,453,283	1,304,995	7,710	586,668	2,163,900
	Vehicles	7,367	1,090	4	3,547	4,906
	Tools and Fixtures	14,313	7,295		6,799	14,809
	Furniture & Others	7,000	5,972	73	3,137	9,762
(2) Major Capital Expenditures
(a)	Investments under construction

	(Unit: Hundred Million Won)
				Invested	Amount
			Total	Amount	to be
Items	Date	Project	Investment	(This year)	invested
Expansion	’04.08~’06.12	P) Construction of a FINEX plant	5,528	2,803 (2,615)	2,725
	’04.09~’06.06	G) Installation of #6 CGL	2,298	2,127 (1,884)	171
	’04.11~’07.02	P) #2 Steel Making Dephosphorization furnace	1,425	386 (380)	1,039
	’05.11~’07.06	#1~4 Sinter Plant Sox, Nox Reducing Facility	1,756	247 (247)	1,509
	’04.12~’06.06	P) Endless rolling equipment #2 hot rolling mill	1,291	187 (139)	1,104

	(Unit: Hundred Million Won)
				Invested	Amount
			Total	Amount	to be
Items	Date	Project	Investment	(This year)	invested
Rationalization/ Replacement	’04.12~’07.03	P) Replacement Electrical Steel (level 2)	3,086	1,564 (1,524)	1,522
	’05.03~’06.05	G) Capacity expansion of #1 PCM	1,352	834 (794)	518
	’06.03~’06.05	P) 2nd repair of #3 blast furnace	2,643	766 (644)	1,877
	’03.10~’06.06	P) Replacement #2 Hot Strip	2,256	527 (316)	1,729
	’05.06~’07.12	G) Rationalization #3 Hot Strip	2,634	194 (194)	2,440
(b)	Planned investments

	(Unit: Hundred Million Won)
		Planned investments
Location	Project	2006	2007	2008
Pohang	2nd repair of #4 blast furnace	—	15	2,635
	Replacement Non-grain-oriented Electrical Steel	384	1,216	—
	Expansion #2 Plate Thick and Heave plate Facilities	69	1,231
	Rationalization #1, 2 Equipment of the generation	—	100	500
	of electricity
	Installation #3 APL Electrical Steel		1,000	—
	Others	24,475	12,961	4,841

Gwangyang	#2 Steel Making Dephosphorization furnace	839	1,756	—
	Repair of #3 blast furnace (1st)	250	1,850	—
	Repair of #4 blast furnace (1st)	—	—	1,050
	Capacity expansion of #2 PCM	51	1,066	501
	Replacement Endless rolling equipment #2	124	1,055	—
	Others	7,281	5,381	7,354
4. Sales
A. Breakdown of Steel Product Sales

			(Unit: Thousand Ton, Hundred Million Won)
Items		2005		2004		2003
		Volume	Amount	Volume	Amount	Volume	Amount
Hot Rolled Products	Domestic	13,211	80,601	14,226	72,605	14,177	53,357
	Export	2,435	14,872	2,493	14,020	2,517	10,416
	Total	15,646	95,473	16,719	86,625	16,694	63,773

Cold Rolled Products	Domestic	7,133	51,259	6,723	42,270	6,251	31,988
	Export	4,022	29,270	3,822	24,375	3,686	19,756
	Total	11,155	80,529	10,545	66,645	9,937	51,744

			(Unit: Thousand Ton, Hundred Million Won)
Items		2005		2004		2003
		Volume	Amount	Volume	Amount	Volume	Amount
Stainless Steel	Domestic	806	18,525	941	22,443	928	16,295
	Export	1,052	20,607	997	20,559	643	10,219
	Total	1,858	39,132	1,938	43,002	1,571	26,514

Others	Domestic	—	2,068		1,932		1,825
	Export	—	6		1		35
	Total	—	2,074		1,933		1,825

Total	Domestic	21,150	152,453	21,890	139,250	21,356	103,430
	Export	7,509	64,756	7,312	58,955	6,846	40,426
	Total	28,659	217,208	29,202	198,205	28,202	143,856
Discount		—	-258		-280		-263

Grand Total		28,659	216,950	29,202	197,925	28,202	143,593

B. Marketing organization, channel and strategy
(1)	Organization

Hot Rolled Steel Sales Dept., Plate & Wire Rod Sales Dept., Cold Rolled Steel Sales Dept., Automotive Flat Products Sales Dept., Coated Steel Sales Dept., Stainless Steel Sales Dept., Marketing Strategy Dept., Sales & Production Planning Dept., Market Development Dept., Production Order & Process Dept., Product Technology Dept.

m	Changes in the Organization after 2005 fiscal year (From February 24, 2006)

Hot Rolled Steel Sales Dept., API Steel Sales Dept., Plate Sales Dept., Wire Rod Sales Dept., Cold Rolled Steel Sales Dept., Automotive Flat Products Sales Dept., Automotive Flat Products Export Dept., Coated Steel Sales Dept., Electrical Steel Sheet Sales Dept., Stainless Steel Sales Dept., Marketing Strategy Dept., Sales & Production Planning Dept., Market Development Dept., Production Order & Process Dept., Product Technology Dept.
(2)	Sales Channel
i)	Direct sales: POSCO → Customers

ii)	Indirect Sales
–	Domestic market: Sales agents, e-sales or POSTEEL

–	Overseas Market: General Trading Companies
(3)	Sales Condition
	–	Domestic Sales: Credit sales based on production to order or Cash

	–	Export Sales: Sales based on irrevocable Letter of Credit, Documents against Payments (D/P),

T/T
(4)	Sales strategies
•	Strengthen global marketing
–	Raise partnership with core customers

–	Coordinate functions and roles of sales channel

–	Reinforce market forecasting & corresponding power
•	Promote 8 Strategic Products
–	Automotive Flat, high-class API, STS400, electric steel sheets and TMCP plate
•	Enhance Cost-competitiveness
–	Setting up Optimal distribution system

–	Enhance productivity and efficiency of inventory management
5. Related to the Derivatives
A. Currency Forward Contracts

			(Unit: JPY: Million)
Item	Currency Type	Contract Rate	Terms	Amount	Counterpart
Forward Buy	JPY	9.2889	’05.8.10~’06.3.8	JPY 30,000	Bank of New York etc.
6. Important contracts
A. Important Contracts (Raw Material)

			(Unit: Billion Won)
	Contract
Item	Date	Name of Company	Contract Amount	Terms
Iron ore	’05.8	Hamersley	498.6	’07.4~’16.3

Coal	’05.3	BM Alliance Coal marketing PTY., LTD	687.2	’05.4~’06.3
	’05.3	ELK VALLEY COAL CORP.	449.5	’05.4~’06.3

Nickel	’05.2	KOREA NICKEL	360.0	’05.1~’05.12
	’05.9	Pacific Metals	146.9	’05.10~’08.9

Ferro Chrome	’05.3	Xstrata	226.4	’05.1~’07.12

Other	’05.3	Korea Independent Energy Corporation	291.0	Company name changed to POSCO Power on Sep. 9, 2005
7. Research & Development
A. R & D Organization

		Staff
In-house	Technology Development Department	38
	Environment & Energy Dept.	16
	Knowledge Asset Dept.	29
	Technical Research Laboratory (Group)	588

Independent	Research Institute of Industrial Science and Technology	350
	POSTECH	1,329
  Changes in the Organization after 2005 Fiscal year (From February 24,2006)

		Staff
In-house	Technology Development Department	80
	Environment &Energy Dept.	15
	Technical Research Laboratory (Group)	588
B. R&D Expenses

		(Million Won)
	2005	2004	2003
1. Raw Materials	82,575	91,956	57,152
2. Labor cost	32,585	35,939	29,366
3. Depreciation	15,891	12,612	10,704
4. Subcontract	94,682	79,250	74,191
5. Other Expense	69,443	82,428	61,873
Total	295,176	302,185	233,286
(R&D/Sales Ratio)*100	1.4%	1.5%	1.6%
8. Other information for investment decision making
A. Funding from domestic market

		(Unit: Million Won)
Source	Beginning	Increase (Decrease)	Ending Balance
From Money Market
Banks	13,992	97,028 (111,020)
Others	13,992	97,028 (111,020)

From Capital Market
Bond (private)	1,100,000	(700,000)	400,000
Bond (public)	1,100,000	(700,000)	400,000
Others
Total	1,113,992	97,028(811,020)	400,000

B. Funding from overseas

		(Unit: Million Won)
	Beginning	Increase (Decrease)	Ending Balance
Financial Institutions
Bond		(18,558)
Equity	70,332	(347,700)	51,774
Others	1,313,229	714,792 (714,792)	965,529

Total	1,383,561	714,792 (1,081,050)	1,017,303

III. Financial Statements
1. Summary of Unconsolidated Financial Statements

				(Unit: million won)
Item	2005	2004	2003	2002	2001
Current Assets	8,399,476	7,741,578	5,327,843	3,772,625	3,560,773
Quick Assets	5,680,632	5,632,896	3,768,583	2,501,696	2,191,303
Inventories	2,718,844	2,108,682	1,559,260	1,270,929	1,369,470
Fixed Assets	15,807,474	13,625,482	13,078,757	13,471,861	14,054,757
Investments Assets	4,630,902	4,059,176	4,023,191	3,869,016	4,609,647
Tangible Assets	10,898,679	9,203,062	8,705,192	9,271,701	9,118,589
Intangible Assets	277,893	363,244	350,374	331,144	326,521
Total Assets	24,206,950	21,367,060	18,406,600	17,244,486	17,615,530
Current Liabilities	3,776,633	3,221,400	2,528,218	2,497,274	2,252,545
Fixed Liabilities	908,315	2,035,816	2,920,385	3,180,416	5,166,492
Total Liabilities	4,684,948	5,257,216	5,448,603	5,677,690	7,419,037
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,879,301	3,771,283	3,707,587	3,685,953	3,673,621
Retained Earnings	16,192,143	12,864,139	9,867,437	8,483,234	6,986,939
Capital Adjustments	(-)1,031,845	(-)1,007,981	(-)1,099,430	(-)1,084,794	(-)946,470
Total Shareholders’ Equity	19,522,002	16,109,844	12,957,997	11,566,796	10,196,493
Total Sales	21,695,044	19,792,478	14,359,329	11,728,595	11,086,119
Operating Income	5,911,886	5,053,728	3,058,534	1,833,485	1,429,457
Ordinary Profit	5,354,193	5,230,514	2,663,863	1,465,444	1,114,971
Net Income	4,012,932	3,826,016	1,980,572	1,101,325	819,319
2. Items to pay attention for use of Financial Statements
A. Principles to write Financial Statements
The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements are as follows.

	2005	2004	2003 and 2002
	Samil Accounting Corp	Samil Accounting Corp	Samil Accounting Corp
CPAs	Pricewaterhouse Coopers	Pricewaterhouse Coopers	Pricewaterhouse Coopers
Audit Opinion	Qualified	Qualified	Qualified

B. Any violations against GAAP
(1)	Violations, which need to amend Financial Statements

N.A.

(2)	Violations, which are not related with amendment of Financial Statements

N.A.
3. Unconsolidated Financial Statements
A. Balance Sheet
Refer to the attached the review report as December 31, 2005
B. Income Statements
Refer to the attached the review report as December 31, 2005
C. The Note in the Financial Statement
Refer to the auditor’s note in financial statement
D. The Financial Statement before and after amended in this Fiscal Year
N.A.
4. Consolidated Financial Statements
A. Summary for the Fiscal Years 2001 through 2005

				(Unit: million won)
	2005	2004	2003	2002	2001
Current Assets	11,640,335	10,487,816	7,621,598	5,414,850	4,960,937
Quick Assets	7,847,741	7,422,294	5,553,227	3,743,404	3,223,686
Inventories	3,792,594	3,065,522	2,068,371	1,671,446	1,737,251
Fixes Assets	15,866,975	13,641,144	13,146,951	13,662,000	14,444,398
Investments Assets	3,141,556	2,704,538	2,826,679	2,862,614	3,352,924
Tangible Assets	12,271,710	10,440,291	9,845,776	10,324,574	10,600,766
Intangible Assets	453,709	496,315	474,496	474,812	490,708
Total Assets	27,507,310	24,128,960	20,768,549	19,076,850	19,405,335
Current Liabilities	5,881,563	4,995,018	4,171,918	3,720,274	3,618,918
Fixed Liabilities	1,758,831	2,747,886	3,347,064	3,536,930	5,435,628
Total Liabilities	7,640,394	7,742,904	7,518,982	7,257,204	9,054,546
Minority Interest	386,766	307,891	293,299	279,165	168,171

				(Unit: million won)
	2005	2004	2003	2002	2001
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,991,409	3,895,378	3,828,773	3,797,737	3,859,030
Retained Earnings	16,157,947	12,851,118	9,875,080	8,464,715	6,966,189
Capital Adjustments	(-)1,151,609	(-)1,150,734	(-)1,229,988	(-)1,204,374	(-)1,125,004
Total Shareholders’ Equity	19,866,916	16,386,056	13,249,567	11,819,646	10,350,789
Total Sales	26,301,788	23,973,053	17,789,237	14,354,918	13,121,097
Operating Income	6,083,276	5,319,420	3,262,981	2,049,867	1,587,293
Ordinary Profit	5,488,189	5,339,522	2,747,271	1,507,437	1,174,673
Total Net Profit	4,005,750	3,841,264	2,017,000	1,109,132	837,210
Consolidated Net Profit	4,011,547	3,814,225	1,995,983	1,089,288	845,679
Number of Consolidated Companies	47	38	35	33	32
B. Items to pay attention for use of Financial Statements
(1)	Principles to write Financial Statements

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.
C. Consolidated Financial Statements
(1)	Consolidated Balance Sheet

Refer to the 38th Consolidated Financial Statements as of December 31,2005

(2)	Consolidated Income Statements

Refer to the 38th Consolidated Financial Statements as of December 31, 2005
5. Divisional Financial Status
A. Divisional Financial Information
N.A.
B. Regional Financial Information
N.A.
6. Financial Statement before and after consolidation
A. The Overview of Consolidation

N.A.
B. Financial Statement before and after Consolidation
N.A.
C. Issues related Consolidation
N.A.

IV. Current Situation on Corporate Governance and Company Affiliates
1. Overview of Corporate Governance
A. Board of Directors
(1) Board of Directors
     Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of six directors who are to also act as our executive officers (“Standing Directors”) and nine directors who are to be outside directors (“Outside Directors”). Our shareholders elect both the Standing Directors and Outside Directors at a general meeting of shareholders. Candidates for Standing Director are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications and candidates for Outside Director are recommended to the shareholders by a separate board committee consisting of three Outside Directors and one Standing Director (the “Director Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the Director Recommendation Committee.
Our board of directors maintains the following six sub-committees:
•	the Director Recommendation Committee;

•	the Evaluation and Compensation Committee;

•	the Finance and Operation Committee;

•	the Executive Management Committee;

•	the Audit Committee; and

•	the Insider Trading Committee.
  Composition of special committees under the Board of Directors and their functions

Category	Composition		Major functions
Director Candidate Recommendation Committee	3 outside directors 1 standing director	Sun, Wook Kim E. Han Ahn, Charles Lee, Dong-Hee	– Evaluation of the qualifications of director candidates and recommendation of outside director candidates – Advance screening for nominating representative director, members of special committee(s)

Category	Composition		Major functions
Evaluation and Compensation Committee	4 outside directors	Suh, Yoon-Suk Park, Young-Ju Jun, Kwang-woo Park, Won-Soon	– To establish management succession and development plans
– To establish executives evaluation and compensation plan and to take necessary measures to execute such plans
– To pre-deliberate on remuneration and retirement allowance of directors and executives officers
– To pre-deliberate on matters related to stock option

Finance & Operation Committee	3 outside directors 2 standing directors	Jun, Kwang-woo Ahn, Charles Huh, Sung-Kwan Yoon, Seok-Man Lee, Dong-Hee	– Advance deliberation on crucial new investment in outside companies, and advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
– Deliberation and resolution on financing matters, and on donations between 100 million and 1 billion won

Audit Committee	4 outside directors	Kim E. Han Jeffrey D. Jones Sun, Wook Suh, Yoon-Suk	– Audit of corporate accounting and business operations – Creation of audit report on closing accounts, and reporting to the shareholders meeting
Insider Trading Committee	4 outside directors	Kim E. Han Jeffrey D. Jones Sun, Wook Suh, Yoon-Suk	– Review of issues and improvement measures related to internal transactions in accordance with the Monopoly Regulation and Fair Trade Act
– Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (exceeding KRW 10 billion in transaction amount)
– Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (between KRW 5 billion and 10 billion in transaction amount)

Management Committee	6 standing directors	Lee, Ku-Taek Yoon, Seok-Man Lee Youn Chung, Joon-Yang Cho, Soung-Sik Lee, Dong-Hee	– Advance deliberation on and approval of in-house investment schemes
– Deliberation on important subjects regarding hierarchical structure, development and adjustment of personnel
– Important subjects on working policy, and changes to welfare

(2) Establishment and composition of the Director Candidate Recommendation and Evaluation Committee
•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)
m  Composition of the Director Candidate Recommendation Committee

Jun, Kwang-woo (Chairman) Sun, Wook (member) Ahn, Charles (member) Yoon, Seok-Man (member)	Outside Director Outside Director Outside Director Standing Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside>
– Outside directors (3), Standing directors(1):
Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)
  Changes in the Organization after 2005 fiscal year (From February 24,2006)

Sun, Wook (Chairman) Kim, E. Han (member) Ahn, Charles (member) Lee, Dong-Hee (member)	Outside Director Outside Director Outside Director Standing Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside>
– Outside directors (3), Standing directors(1):
Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)
(3) List of outside directors

Relation with
majority
Name	Experience	shareholder	Remarks
Samuel F. Chevalier	• Former vice chairman, Bank of New York • Former president of Irving Bank (Economics, Northeastern University)	None	Term-expired (’06.2.24)

Relation with
majority
Name	Experience	shareholder	Remarks
Kim, E. Han	• Distinguished Professor at University of Michigan
• Former advisory professor of the Korea Stock Exchange, advisor to the World Bank
	(MBA at Cornnel University, Ph.D. in business administration from State University of New York)	"

Park, Young-Ju	• CEO & President of Eagon Co. • Chairman of the Korean Business Seminar Council • Vice-President of the Federation of Korean Industries(FKI)	"	Re-elected (‘06.2.24)

Jun, Kwang-woo	• Vice President of Deloitte Group • Former Vice-President of Woori Finance Group	"

Jeffrey D. Jones	• American Lawyer at Kim&Jang Law Office • Former Chairman of the American Chamber of Commerce in Korea	"

Suh, Yoon-Suk	• Head of the Business School at Ewha Women’s Univ. • Vice-President/Commissioner of Account Management for the Korea Accountant Association	"	Re-elected (‘06.2.24)

Park, Won-Soon	• Standing Chairman of the Beautiful Foundation • Chairman of Korea Human Rights Foundation	"

Sun, Wook	• Former President & CEO, Samsung Human Resources Development Center	"

Ahn, Charles	• President & CEO, AhnLab, Inc.	"

Huh, Sung-Kwan	• Former Professor of Management at Dong-A Univ. • Former Minister of Government Administration & Home Affairs • President Gwangju Institute Science & Technology	"	Elected (‘06.2.24}

(4) Whether a director is covered by damage liability insurance or not

	Insurance premium		Insurance premium
Name	(Monthly)	Insurance benefits	paid by company	Remarks
All directors	560 million won	50 billion won	Entirety
  List of key activities of the Board of Directors (Jan. 1, 2005 — Feb. 24, 2006)

Session	Date	Agenda	Approval
2005-1	Jan.13	1.Approval of Financial Statements for the 37th Fiscal Year and the Agenda for 37th Ordinary General Meeting of Shareholders	Approved
2005-2	Feb.3	1.Recommendation for Standing Directors Candidates
2.Establishment of the Ceiling Amount of Total Remuneration for Directors in the Fiscal Year 2005
3.Payment of the special incentive for Directors
4.Plan for Share buyback
		5. Contribution Plan for POSCO Educational Foundation	Approved
2005-3	Feb.25	1.Appointment of Special Committee Members 2.Appointment of Positions for Standing Directors 3.Approval of Designation of Position for Executive Officer	All 3 cases approved
2005-4	Apr.28	1. Plan for Acquisition of Ownership Interest in KIECO owned by Hanwha
2. The Capital Increase and Payment Guarantee for POSCO Investment Co., Ltd.
3. Participation in the Capital Increase of POSDATA
4. Construction of Stainless Continuous Cold Rolling Plant at Pohang Works
5. Installation of De-P Converter for Steel Making Plant #1 at Pohang Works
6. Installation of Vertical Slab Caster in Continuous Casting Plant #1 of Pohang Steel Works
7. Revision of the Internal Control over Financial Reporting Regulations
8. Directors and Executive officers’ Salary Operation Plan in 2005
		9. Stock Option Grant	All 9 cases Approved (Agenda 1. Approved after modification)
2005-5	Jul. 12	1. Establishment of POSCO-India
2. Approval on a Sale of Treasury Shares to ESOA (Employee Stock Ownership Association)
3. FY2005 Interim Dividends Payout
		4. Tokyo Stock Exchange Listing and Share Buyback (Plan)	All 4 cases approved
2005-6	Oct. 21	1. Treasury Share Disposal to List in Tokyo Stock Exchange
2. Treasury Stock Specific Money Trust Contract Renewal
3. Partial Sale of Treasury Shares to Employee Stock Ownership Association (ESOA)
		4. Fund Appropriation for the POSTECH International Complex and	All 3 cases Approved (except Agenda 4)

Session	Date	Agenda	Approval
Dormitory Establishment
5. Monetary Contribution to Korea-Japan Friendship Festival in Commemoration of the Sixtieth Liberation Anniversary
2005-7	Dec.16	1. Approval of Integrated Steel Works construction in India
2. The Rationalization Plan for Non-Oriented Electrical Steel Production Facilities at Pohang Works (1st Stage)
3. Facilities Fund Appropriation for the POSTECH International Complex Establishment
4. Contribution Request for In-house Fund for Employees’ Welfare
5. Year-End Contribution to a Charity Fund
6. Partial Sale of SKT Shares
		7. Proposal for Management Plan of FY2006	All 7 cases Approved (Agenda 2. Approved after modification)
2006-1	Jan.12	1. Approval of Financial Statements for the 38th Fiscal Year & Convening Schedule of the 38th Annual General Meeting of Shareholders 2. Establishment of Nickel Mine and Nickel Plant Joint Ventures	All 2 cases Approved
2006-2	Feb.7	1. Agenda for the 38th Ordinary General Meeting of Shareholders
2. Standing Director Candidate Recommendation
3. Special Incentive Payment to Directors
4. Consideration of the Limitation of Directors Remuneration for 2006
5. Waiver of the Recovery of Overpaid Employment Benefit
6. Plan for issuing domestic bond
		7. Contribution Plan for POSCO Educational Foundation	All 7 cases Approved (Agenda 4. Approved after modification)
2006-3	Feb.24	1. Appointment of President of Board of Director
2. Appointment of Special Committee Members
3. Revision of the Board of Director Operating Regulations
4. Revision of Audit Committee Operating Regulations
5. Amendment to the Directors Remuneration Standards
6. Appointment of Positions for President and Standing Directors
7. Approval of Designation of Position for Executive Officer
8.Plan for Acquisition of Ownership Interest in KEIL
All 8 cases Approved (Agenda 5. Approved after modification)
m Major activities of outside directors on the Board of Directors (Jan. 1, 2005 — Oct.25, 2005)

Session	Date	Number of participating outside directors	Remarks
2005-1	Jan.13	7 persons
2005-2	Feb.3	6 persons
2005-3	Feb.25	8 persons
2005-4	Apr.28	9 Persons
2005-5	July 12	7 persons
2005-6	Oct.21	8 persons
2005-7	Dec.16	9 persons

Session	Date	Number of participating outside directors	Remarks
2006-1	Jan.12	8 persons
2006-2	Feb.7	9 persons
2006-3	Feb.24	8 persons
5) Composition of committees and their activities (Jan. 1, 2005 — Feb. 24, 2006)
m Major activities of Director Candidate Recommendation Committee (Jan. 1, 2005 — Feb. 24, 2006)

Session	Date	Agenda	Approval
2005-1	Jan.27	Assessment of qualifications of outside directors	–
2005-2	Jan.28	1. Assessment of qualifications of outside directors 2. Assessment of qualifications of Standing Director	Approved –
2005-3	Feb.25	1. Appointment of Special Committee Members 2. Appointment of Positions for Standing Directors 3. Approval of Designation of Position for Executive Officer	– – –
2005-4	Dec.15~16	1. Operating of Director Candidate Recommendation Committee 2. Study of Global POSCO’s CEO Session Plan	Approved –
2006-1	Feb.2	1. Assessment of qualifications of outside directors 2. Assessment of qualifications of Standing Director	– Approved
2006-2	Feb.24	1. Appointment of Special Committee Members 2. Appointment of Positions for Standing Directors 3. Approval of Designation of Position for Executive Officer	– – –
m Major activities of Evaluation and Compensation Committee (Jan. 1, 2005 — Feb.24, 2006)

Session	Date	Agenda
2005-1	Jan.13	Evaluation of ‘04 Management Result
2005-2	Jan.28	1. Establishment of the Ceiling Amount of Total Remuneration for Directors in the Fiscal Year 2005 2. Payment plan of the special incentive for Directors
2005-3	Apr.28	1. Stock Option Right 2. Operation of Director’s Remuneration in the Fiscal Year 2005
2005-4	Oct.20	Study of Revision Director’s Remuneration Method
2006-1	Jan.12	Evaluation of ‘05 Management Result
2006-2	Feb.7	1. Payment plan of the special incentive for Directors 2. Establishment of the Ceiling Amount of Total Remuneration for

Session	Date	Agenda
Directors in the Fiscal Year 2005
m Major activities of Finance & Operation Committee (Jan. 1, 2005 — Feb.24, 2006)

Session	Date	Agenda	Approval
2005-1	Jan. 13	Contribution to a Charity Fund for unfortunate neighbors in Pohang and Gwangyang Area	Approved after modification
2005-2	Feb.3	Contribution to a Charity Fund for unfortunate neighbors who are damage caused by Tidal wave and earthquake in South Asia	Approved
2005-3	Apr.27	1. Plan for Acquisition of Ownership Interest in KIECO owned by Hanwha 2. The Capital Increase and Payment Guarantee for POSCO Investment Co., Ltd.	–
2005-4	Jul.11	1. Establishment of POSCO-India (Plan) 2. The Payment Guarantee for BX STEEL POSCO Cold Rolled Sheet Co., Ltd.)	– Approved
2005-5	Oct.21	1. Monetary Contribution to Korea-Japan Friendship Festival in Commemoration of the Sixtieth Liberation Anniversary 2. Donation to help victims of Hurricane Katrina	– Approved
2005-6	Dec.16	7 cases including 1. Approval of Integrated Steel Works construction in India 2. Partial Sale of SKT Shares 3. Contribution Request for In-house Fund for Employees’ Welfare 4. Year-End Contribution to a Charity Fund	–
2006-1	Jan.12	2 cases including Establishment of Nickel Mine and Nickel Plant Joint Ventures	–
2006-2	Feb.7	Issued Public company Bond	–
2006-3	Feb.24	Revision of the Board of Director Operating Regulations Plan for Acquisition of Ownership Interest in KEIL	–
m Major activities of Management Committee (Jan. 1, 2005 — Feb.24, 2006)

Session	Date	Agenda	Approval
2005-1	Feb.22	Establishment #1~4 Sinter Purity installation at Gwangyang	Approved
2005-2	Mar.8	2 cases, including STS Continuous Cold Rolling at Pushing	Suspended
2005-3	Mar.29	7 cases, including Installation of Vertical Slab Caster in Continuous Casting Plant #1 of Pohang Steel Works	Approved
2005-4	May 27	3 cases, including Capital increase for Donawoosa Capital increase for POS-THAI	Approved Suspended

Session	Date	Agenda	Approval
2005-5	Jun. 28	Capital increase for POS-THAI	Approved

2005-6	July 26	Establishment 1 steel mill #3RH	Suspended
		Replacement #2, #3 Continuous Caster of Gwangyang	Suspended
		Replacement Process Computer	Approved

2005-7	Aug. 23	Establishment Finex PCI (13 million ton)	Approved

2005-8	Oct. 7	5 cases, including Establishment #3 Plate Heat treatment furnace	Approved

2005-9	Oct. 25	6 cases, including Replacement #2, #3 Continuous Caster of Gwangyang	Approved

2005-10	Nov. 28	6 cases, including Replacement Non-grain-oriented Electrical Steel	Approved

2005-11	Dec. 21	3 cases, including expansion of TWB facilities capacity	Approved
m Major activities of Insider Trading Committee (Jan. 1, 2005 — Jul. 19, 2005)

Session	Date	Agenda
2005-1	Feb. 2	Contribution Plan for POSCO Educational Foundation

2005-2	Apr. 28	The Capital Increase for POSDATA

2005-3	Oct. 20	Fund Appropriation for the POSTECH International Complex and Dormitory Establishment

2005-4	Dec. 16	Fund Appropriation for the POSTECH International Complex

2006-1	Jan. 11	Fair Trading Program Operating and Plan

2006-1	Feb. 6	Contribution Plan for POSCO Educational Foundation
B. Audit Committee
     Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Outside Directors. Members of our Audit Committee are E. Han Kim (committee chair), Jeffrey D. Jones, Yoon-Suk Suh and Wook Sun.
     The duties of the Audit Committee include:
•	engaging independent auditors;

•	approving independent audit fees;

•	approving audit and non-audit services;

•	reviewing annual financial statements;

•	reviewing audit results and reports, including management comments and recommendations;

•	reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.
     In addition, in connection with general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.
m Composition of the Audit Committee (auditors)

Name	Experience	Qualifications	Remarks
Kim E. Han	Distinguished Prof. of University of Michigan	Satisfies requirements in the articles of incorporation	Chairman
Sun, Wook	Former President & CEO, Samsung Human Resources Development Center	"
Jeffrey D. Jones	Former Chairman of the American Chamber of Commerce in Korea	"
Suh, Yoon-Suk	Head of the Business School at Ewha Women’s Univ.	"
  Major activities of the audit committee (auditors) (Jan. 1, 2005-Feb. 24, 2006)

Session	Date	Agenda	Approval	Remarks
2005-1	Jan. 12	• Deliberation agenda
– Approval of contract of non-audit service of POSCAN
– Approval of method and standard of appointment and evaluation of External Auditor
• Report agendas
		– Overview of operations of the in-house controlling system by external auditors	Approved	All members participating

Session	Date	Agenda	Approval	Remarks
2005-2	Feb. 2	• Deliberation agenda
– Assessment of operations of the in-house controlling system in 2004
– Results of the audit of account for the 37th Fiscal Year
– Approval of the appointment of the external auditor
• Report agendas
		– Overview Results of the audit of account for the 37th Fiscal Year	Approved	All members participating

2005-3	Feb. 25	• Deliberation agenda – Approval of the appointment of the audit office head – Approval of the appointment of Internal control system manager – Approval of contract of non-audit service of POSCO	Approved	3 members participating

2005-4	Apr. 28	• Deliberation agenda
– Approval of audit and not-audit service of affiliated Company Outside
– Approval of contract of non-audit service of POSCO
• Report agendas
– Results of the audit of account for the 1Q 38th Fiscal Year
		– Reporting the 2004 fiscal year results of the audit of Consolidated finance statements	Approved	All members participating

2005-5	Jul. 11	• Report agendas – Results of the audit of account for the 1H 38th Fiscal Year – Assessment of operations of the in-house • controlling system for 1H 38th		3 members participating

2005-6	Oct. 20	• Report agendas
– Approval of not-audit service of list in Tokyo stock Exchange
– Approval of not-audit service of internal control system
– Results of the audit of account for the 3Q 38th
		Fiscal Year		All members participating

Session	Date	Agenda	Approval	Remarks
2006-1	Jan. 11	• Report agendas
– Overview of operations of the in-house controlling system
– Result of Periodical tax audit of corporation
– Result of Internal Control Pre-Attestation
		– Result of Internal Audit in 2005 and Operating Plan in 2006		All members participating

2006-2	Feb. 6	• Deliberation agenda
– Revision of Audit Committee Operating Regulations
– Assessment of operations of the in-house controlling system in 2005
– Results of the audit of account for the 38th Fiscal Year
• Report agendas
– Overview Results of the audit of account for the 38th Fiscal Year by External Auditor
		– Audit Information System	Approved	All members participating

2006-3	Feb. 24	• Deliberation agenda – Appointment of Internal Audit Manager	Approved	All members participating
C. Voting Rights by Shareholders
(1) Whether to Adopt the Cumulative Voting System
m Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on March 12, 2004.
(2) Whether to Adopt the Ballot Voting System
m Introduced the Ballot Voting System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.
(3) Execution of Voting Rights by Minority Shareholders
[Irrelevant]

C. Compensation of Directors and Officers
(1) Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

Ceiling amount
approved at
		shareholders	Average payment
	Total payment	Meeting	per person
Category	(2005)	(2005)	(2005)	Remarks
Standing Director	3,588 million won		598 million won
Outside Director	421 million won	4.5 billion won	47 million won	Including 4 members of Audit Committee
Total	4,009 million won		267 million won
(2) List of Stock Options Presented to Executives

			(As of December 31, 2005)
Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
July 23, 2001	Ku-Take Lee	40,666	July 24, 2003 ~	KRW 98,900
	Tae-Hyun Hwang	1,884	July 23, 2008
	Dong-Jin Kim	8,134
	Chin-Choon Kim	7,000
	Youn Lee	8,134
	Kyeong-Ryul Ryoo	5,174
	Seong-Sik Cho	3,134
	Jong-Tae Choi	8,134
	Hwang-Kyu Hwang	5,000
	Ung-Suh Park	1,000
	Jae-Young Chung	2,259
	Jong-Won Lim	2,259
	Samuel F. Chevalier	2,259
	Woo-Hee Park	1,059

April 27 2002	Jong-Doo Choi	8,385	April 28, 2004	KRW 136,400
	Joon Yang Chung	8,385	~ April 27, 2009
	Chang-Ho Kim	8,385
	Nam Suk Hur	8,385
	Chang-Kwan Oh	8,385

			(As of December 31, 2005)
Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
Sep. 18 2002	Suk-Man Youn	8,179	Sep. 19, 2004 ~	KRW 116,100
	Young-Tae Keon	8,385	Sep. 18, 2009

April 26, 2003	Chang-Oh Kang	4,802	April 27, 2005 ~	KRW 102,900
	Kyeong-Ryul Ryoo	4,322	April 26, 2010
	Kim, E. Han	2,401
	Han-Kyung, Kim	2,401
	Dong-Jin Kim	1,729
	Tae-Hyun Hwang	1,729
	Youn Lee	1,729
	Seong-Sik Cho	1,729
	Jong-Tae Choi	1,729
	Hyun-Shik, Chang	8,644
	Oh-Joon, Kwon	8,644
	Dong-Hwa, Chung	8,644
	Jin-Il, Kim	1,572
	Dong-Hee, Lee	8,644
	Sang-Young, Lee	4,144
	Hyun-Uck, Sung	8,644
	Han-Yong, Park	4,322
July 23, 2004	Ku-Taek Lee	49,000	July 24, 2006~	KRW 151,700
	Chang-Oh Kang	24,500	July 23, 2011
	Kwang-Woong Choi	1,960
	Kyeong-Ryul Ryoo	4,900
	Suk-Man Youn	7,840
	Dong-Jin Kim	7,840
	Youn Lee	7,840
	Joon Yang Chung	4,900

			(As of December 31, 2005)
Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
	Young Ju Park	1,862
	Kwang Woo Jun	1,862
	Jeffery D Jones	1,862
	Yoon Suk Suh	1,862
	Keel Sou Chung	9,800
	Sang Wook Ha	9,800
	Sang Young Kim	9,800
	Young Suk Lee	9,800
	Sang Myun Kim	9,800
	Kun Soo Lee	9,800
	Ki Chul Shin	9,800
	Kee Yeoung Park	9,800
	Kyu Jeong Lee	9,800
	Byung Ki Jang	9,800

April 28, 2005	Sang Ho Kim	12,000	April 29, 2007~	KRW 194,900
	Jong Doo Choi	2,000	April 28, 2012
	Nam Suk Hur	2,000
	Jong Hai Won	10,000
	Tae Man Kim	10,000
	Jun Gil Cho	10,000
	Kwang Jae Yoo	10,000
	Yong Ghul Yoon	10,000
	Noi Ha Cho	10,000
	Yong Won Yoon	10,000
	Wook Sun	2,000
	Chrels Ahn	2,000

Total		534,642

V. Others
A. Results of POSCO’s 37th Ordinary General Meeting of Shareholders
1.	Approval of the Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 37th Fiscal Year

– Total Assets (KRW)	: 21,367,060 million
– Total Liabilities (KRW)	: 5,257,216 million
– Paid-in Capital (KRW)	: 482,403 million
– Shareholder’s Equity (KRW)	: 16,109,844 million
– Sales (KRW)	: 19,792,478 million
– Operating Income (KRW)	: 5,053,728 million
– Net Profit (KRW)	: 3,826,016 million
– Net Profit per Share (KRW)	: 47,331
2.	Approval of Election of Directors

2-1. Approval of Outside Director

Date of Birth
Relationship with
Name	Recommender	Major Experience	major shareholder	Tenure
Ahn, Charles	Jan. 22, 1962 Director Candidate Recommendation Committee	w President & CEO, AhnLab, Inc.	None	3 years
2-2. Approval of Outside Directors as Audit Committee Members

Date of Birth
Relationship with
Name	Recommender	Major Experience	major shareholder	Tenure
Kim, E. Han	May 27, 1946 Director Candidate Recommendation Committee	w Fred M. Taylor Professor, University of Michigan Business School w Outside Director of POSCO	None	3 years

Date of Birth
Relationship with
Name	Recommender	Major Experience	major shareholder	Tenure
Sun, Wook	Jan. 24, 1945 Director Candidate Recommendation Committee	w Former President & CEO, Samsung Human Resources Development Center	None	3 years
2-3. Approval of Standing Director

Date of Birth
Relationship with
Name	Recommender	Major Experience	major shareholder	Tenure
Lee, Youn	Jul. 4, 1947 Board of Directors	w Senior Executive V.P., POSCO	None	3 years
3.	Approval of the Ceiling Amount of Total Remuneration for the Director for the 38th Fiscal Year : KRW 4.5 billion

4.	Details of Dividend

Details	2004
1) Annual Dividend per Share (KRW)	8,000
– Year-End Dividend (KRW)	6,500
– Interim Dividend (KRW)	1,500
2) Dividend Ratio to Market Value (%) including Interim Dividend	4.16
B. Results of POSCO’s 38th Ordinary General Meeting of Shareholders
1.	Approval of the Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 38th Fiscal Year
– Total Assets (KRW): 24,206,950 million

– Total Liabilities (KRW): 4,684,948 million

– Paid-in Capital (KRW): 482,403 million

– Shareholder’s Equity (KRW): 19,522,002 million

– Sales (KRW): 21,695,044 million

– Operating Income (KRW): 5,911,886 million

– Net Profit (KRW): 4,012,932 million

– Net Profit per Share (KRW): 50,670
m Approval of details of Dividend

Details	2005
1) Annual Dividend per Share (KRW)	8,000
– Year-End Dividend (KRW)	6,000
– Interim Dividend (KRW)	2,000
2) Dividend Ratio to Market Value (%) including Interim Dividend	3.90
2.	Approval of partial Amendments to Articles of Incorporation.

– The Company’s Articles of Incorporation was amended to include educational services to its business purposes.

3.	Approval of Election of Directors

3-1. Approval of Outside Directors
[List of Outside Director]

Name	Date of Birth	Major Experience	Tenure
Park, Young-Ju	Jan. 29, 1941	CEO & President of Eagon Co.	3 years

Huh Sung-Kwan	Nov. 12, 1947	Professor of Management at Dong-A Univ. Former Minister of Government Administration & Home Affairs	3 years
3-2. Approval of Outside Directors as Audit Committee Members
[List of Outside Director as Audit Committee Members]

Name	Date of Birth	Major Experience	Tenure
Suh, Yoon-Suk	Jan. 3, 1955	Dean of College of Business Administration at Ewha Women’s Univ.	3 years

3-3. Approval of Standing Directors
[List of Standing Director]

Name	Date of Birth	Major Experience	Tenure
Cho, Soung-Sik	Sep. 7, 1950	Executive Vice President, POSCO	3 years
Lee, Dong-Hee	Nov. 10, 1949	Senior Vice President, POSCO	3 years
4.	Approval of the Ceiling Amount of Total Remuneration for the Director for the 38th Fiscal Year

5.	Approval of Waiver of the claim of Overpaid Employment Benefit.

POSCO
Non-Consolidated Financial Statements
December 31, 2005 and 2004

POSCO
Non-Consolidated Balance Sheets
December 31, 2005 and 2004

(in millions of Korean won)	2005		2004

Assets
Current assets
Cash and cash equivalents (Notes 3 and 27)	W	249,638	W	206,783
Short-term financial instruments (Notes 3 and 27)		584,555		574,886
Trading securities (Note 6)		2,423,594		2,657,338
Current portion of available-for-sale securities (Note 7)		90,783		122,318
Current portion of held-to-maturity securities (Notes 7 and 27)		2,000		3,048
Trade accounts and notes receivable, net of allowance for doubtful accounts (Notes 4, 27 and 28)		2,110,254		1,985,400

Inventories, net (Note 5)		2,718,845		2,108,682
Other accounts and notes receivable, net of allowance for doubtful accounts (Notes 4, 15, 27 and 28)		143,221		68,150
Deferred income tax assets (Note 25)		62,952		—
Other current assets, net of allowance for doubtful accounts (Note 10)		13,634		14,973

Total current assets		8,399,476		7,741,578
Property, plant and equipment, net (Notes 8 and 29)		10,898,679		9,203,061
Investment securities, net (Notes 7, 12 and 27)		4,501,835		3,919,464
Intangible assets, net (Notes 9 and 29)		277,893		363,244
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts (Note 4)		28,615		33,007

Long-term financial instruments (Note 3)		45		45
Long-term loan receivables, net of allowance for doubtful accounts		—		396
Other long-term assets, net of allowance for doubtful accounts (Notes 10 and 27)		100,407		106,265

Total assets	W	24,206,950	W	21,367,060

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

POSCO
Non-Consolidated Balance Sheets
December 31, 2005 and 2004

(in millions of Korean won)	2005		2004

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Notes 27 and 28)	W	444,615	W	608,027
Short-term borrowings (Notes 11 and 27)		—		13,992
Current portion of long-term debts, net of discount on debentures issued (Notes 12 and 27)		931,448		926,572
Accrued expenses (Notes 13 and 27)		680,452		132,759
Other accounts and notes payable (Notes 27 and 28)		411,932		458,435
Withholdings		23,085		33,135
Income tax payable		1,242,047		1,012,424
Other current liabilities (Notes 14 and 28)		43,054		36,056
Total current liabilities		3,776,633		3,221,400

Long-term debts, net of current portion and discount on debentures issued (Notes 12 and 27)		482,857		1,549,653
Accrued severance benefits, net (Note 13)		185,445		171,788
Deferred income tax liabilities (Note 25)		198,316		260,165
Other long-term liabilities (Notes 14, 20 and 28)		41,697		54,210

Total liabilities		4,684,948		5,257,216

Commitments and contingencies (Note 15)
Shareholders’ equity
Capital stock (Notes 1 and 16)		482,403		482,403
Capital surplus (Notes 8 and 17)		3,879,301		3,771,283
Retained earnings (Note 18)		16,192,143		12,864,139
Capital adjustments, net (Notes 7 and 19)		(1,031,845)		(1,007,981)

Total shareholders’ equity		19,522,002		16,109,844

Total liabilities and shareholders’ equity	W	24,206,950	W	21,367,060

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

POSCO
Non-Consolidated Statements of Income
December 31, 2005 and 2004

(in millions of Korean won, except per share amounts)	2005		2004

Sales (Notes 28 and 29)	W	21,695,044	W	19,792,478
Cost of goods sold (Notes 22 and 28)		14,702,803		13,707,459

Gross profit		6,992,241		6,085,019
Selling and administrative expenses (Note 23)		1,074,617		1,031,291

Operating profit		5,917,624		5,053,728
Non-operating income
Interest income		63,303		79,885
Dividend income		72,999		43,145
Gain on valuation of trading securities		13,594		22,338
Gain on disposal of trading securities		50,212		42,039
Gain on disposal of property, plant and equipment		21,010		8,165
Gain on foreign currency transactions		88,804		106,600
Gain on foreign currency translation		141,659		171,519
Equity in earnings of investees (Note 7)		147,289		205,859
Recovery of allowance for doubtful accounts (Note 15)		12,382		87,352
Others		135,663		103,914

		746,915		870,816

Non-operating expenses
Interest expense		88,309		143,766
Loss on foreign currency transactions		77,802		87,212
Loss on foreign currency translation		9,601		9,110
Donations (Note 24)		138,978		154,057
Impairment loss on investments (Notes 7 and 8)		7,580		85,491
Impairment loss on property plant and equipment (Note 8)		—		62,555
Loss on disposal of property, plant and equipment		84,508		41,267
Equity in losses of investees (Note 7)		100,409		40,812
Others (Note 13)		797,421		69,759

		1,304,608		694,029

Extraordinary income		—		3,387

Income before income taxes		5,359,931		5,233,902
Income tax expense (Note 25)		(1,341,261)		(1,407,886)

Net income	W	4,018,670	W	3,826,016

Per Share Data (in Korean won)
Basic and diluted earnings per share (Note 26)	W	50,670	W	47,331
Basic and diluted ordinary income per share (Note 26)		50,670		47,301
The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

POSCO
Non-Consolidated Statements of Appropriations of Retained Earnings
Years Ended December 31, 2005 and 2004
(Dates of Appropriations: February 24, 2006 and February 25, 2005
for the years ended December 31, 2005 and 2004, respectively)

(in millions of Korean won)	2005		2004

Retained earnings before appropriations
Unappropriated retained earnings carried over from the prior year	W	142,831	W	82,497
Retirement of treasury stock		—		(304,712)
Interim dividends (Note 18)
(Dividend rate: 40% of par value in 2005 and 30% of par value in 2004)		(157,520)		(121,062)
Valuation on equity method investment		(4,134)		—
Net income		4,012,932		3,826,016

		3,994,109		3,482,739

Transfers from voluntary reserves
Reserve for research and human resource development		200,000		166,667

Appropriations of retained earnings
Reserve for research and human resource development		280,000		590,000
Cash dividends (Note 18) (Dividend rate: 120% in 2005 and 130% in 2004)		480,925		523,274
Reserve for business expansion		3,000,000		2,200,000
Appropriated retained earnings for dividends		191,534		193,301

Unappropriated retained earnings		3,952,459		3,506,575

carried forward to the subsequent year	W	241,650	W	142,831

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

POSCO
Non-Consolidated Statements of Cash Flows
December 31, 2005 and 2004

(in millions of Korean won)	2005		2004

Cash flows from operating activities
Net income	W	4,012,932	W	3,826,016
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		1,482,445		1,447,020
Accrual of severance benefits		149,422		145,312
Gain on valuation of trading securities		(13,594)		(22,338)
Gain on disposal of trading securities, net		(50,212)		(41,486)
Impairment loss on investments		7,580		85,491
Loss on disposal of property, plant and equipment		84,508		41,267
Loss (gain) on derivative transactions, net		(864)		2,992
Equity in earnings of investees, net		(46,881)		(165,048)
Stock compensation expense		14,947		24,785
Loss (gain) on foreign currency translation, net		(134,876)		(167,552)

Impairment loss on property, plant and equipment		—		62,555
Interest expense		4,432		7,813
Interest income		(3,548)		(5,695)
Welfare		180,243		159,897
Others		100,027		(82,176)

		1,773,629		1,492,837

Increase in trade accounts and notes receivable		(113,583)		(591,001)
Increase in other accounts and notes receivable		(74,222)		(27,126)
Decrease (increase) in accrued income		(551)		39,255
Decrease (increase) in prepaid expenses		1,891		(1,956)
Increase in inventories		(613,523)		(549,422)
Increase in trade accounts and notes payable		(160,604)		23,369
Increase (decrease) in other accounts and notes payable		(49,030)		205,053
Increase in accrued expenses		547,694		36,222
Increase in income tax payable		229,623		438,975
Payment of severance benefits		(62,204)		(16,470)
Transfers to the National Pension Fund		1		15
Increase (decrease) in income tax expense due to changes in deferred income tax assets and liabilities		(117,919)		145,511
Increase in retirement insurance deposits		(76,586)		(80,644)
Others		8,862		14,822

		(480,151)		(363,397)

Net cash provided by operating activities		5,306,410		4,955,456

See Report of Independent Accountants

POSCO
Non-Consolidated Statements of Cash Flows
December 31, 2005 and 2004

(in millions of Korean won)	2005		2004

Cash flows from investing activities
Disposal of short-term financial instruments		1,055,999		1,140,300
Disposal of trading securities		10,802,347		9,116,169
Disposal of available-for-sales securities		337,024		3,914
Disposal of current portion of held-to-maturity securities		3,048		252,514
Proceeds from office lease deposits		547		1,092
Disposal of property, plant and equipment		44,948		46,843
Acquisition of short-term financial instruments		(1,065,667)		(1,202,102)
Acquisition of trading securities		(10,504,797)		(10,493,700)
Acquisition of available-for-sale securities		(304,722)		(67,797)
Acquisition of investments using the equity method		(272,752)		(54,567)
Acquisition of held-to-maturity securities		(199,692)		(31,095)
Acquisition of property, plant and equipment		(3,123,228)		(2,026,578)
Acquisition of intangible assets		(12,535)		(63,069)
Payment of office lease deposits		(334)		(894)
Others		(53,442)		36,609

Net cash used in investing activities		(3,293,256)		(3,342,361)

Cash flows from financing activities
Proceeds from short-term borrowings		97,442		14,157
Acquisition of treasury stock		(1,295,135)		(304,712)
Proceeds from treasury stock		943,848		81,724
Repayment of current maturities of long-term debt		(927,618)		(925,888)
Repayment of short-therm debt		(111,434)		—
Payment of cash dividends		(680,794)		(524,570)
Decrease in derivatives		(1,520)		(41,877)
Others		4,912		(3,638)

Net cash used in financing activities		(1,970,299)		(1,704,805)

Net increase (decrease) in cash and cash equivalents		42,855		(91,710)

Cash and cash equivalents
Beginning of the period		206,783		298,493

End of the period	W	249,638	W	206,783

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

1.	The Company
POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 30,000 thousand tons: 13,300 thousand tons at the Pohang mill, and 16,700 thousand tons at the Gwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and one office in Korea, and seven liaison offices overseas.
Under its Articles of Incorporation, the Company is authorized to issue 200 million shares of common stock with a par value of W5,000 per share. The Company retired 2,891,140; 2,807,690; and 1,815,640 shares of treasury stock with the approval of the Board of Directors on August 25, 2001; November 20, 2002 and July 22, 2003, respectively. In addition, the Company retired 1,779,320 shares of treasury stock on October 19, 2004, in accordance with the resolution of the Board of Directors on July 23, 2004. Accordingly, total issued shares are 87,186,835 as of December 31, 2005.
As of December 31, 2005, the Company’s major shareholders are as follows:

		Percentage of
	Number of Shares	Ownership (%)
SK Telecom Co., Ltd.	2,487,809	2.85%
Pohang University of Science and Technology	2,418,000	2.77%
National Pension Corporation	2,407,509	2.76%
Others	79,873,517	91.62%

	87,186,835	100.00%

As of December 31, 2005, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

2.	Summary of Significant Accounting Policies
The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:
Basis of Financial Statement Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.
Accounting Estimates
The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.
Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 10, 12 and 13 became applicable to the Company on January 1, 2004, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2004.
And as SKFAS Nos. 15 through 17 became effective for the Company on January 1, 2005, the Company adopted these Standards in its financial statements for the year ended December 31, 2005.
In accordance with SKFAS No. 15, Investments in Associates, equity in earnings and losses of the investees are shown in the income statement as a gross amount. Likewise, positive and negative capital adjustments are shown in the balance sheets as a gross amount. In addition, in accordance with SKFAS No. 16, Deferred Income Taxes, deferred tax assets and liabilities are classified into current and non-current and within each classification deferred tax assets and liabilities are offset and recorded as a net amount. Deferred tax effects applicable to items in shareholders’ equity are directly reflected in the shareholders’ equity account.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

Revenue Recognition
Revenue from the sales of products is recognized when significant risks and rewards of ownership of the goods are transferred.
Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibility of individual accounts and historical collection experience.
Inventories
The quantity of inventory on hand is verified using the perpetual inventory system, which continuously updates the quantity of the inventory during the period, and by physical count as of the balance sheet date. Inventories are stated at the lower of cost or market, with cost being determined using the moving-average method, except for materials-in-transit, which are stated at actual cost using the specific identification method. If the net realizable value of inventories (current replacement cost for raw materials) is lower than its cost, the carrying amount is reduced to the net realizable value and the difference between the cost and revalued amount is charged to current operations. If, however, the circumstances which caused the valuation loss ceased to exist, causing the market value to rise above the carrying amount, the valuation loss is reversed limited to the original carrying amount before valuation. The said reversal is a deduction from cost of sales.
Investments in Securities
The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be classified into three categories: trading, available-for-sale and held-to-maturity.
Securities that are bought and held principally for near-term sale to generate profits from short-term price differences are classified into trading. Trading generally involves active and frequent buying and selling. Debt securities that have fixed or determinable payments and fixed maturity shall be classified as held-to-maturity only if the reporting entity has both the positive intent and ability to hold those securities to maturity. Securities that are not classified as either held-to-maturity securities or trading securities are classified as available-for-sale.
Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method or moving-average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined considering the credit ratings by the independent credit rating agencies.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition costs of securities or adjusted costs of debt securities for the amortization of discounts or premiums.
Investments in Affiliates
Investments in equity securities of companies, over which the Company exercises a significant control or influence, are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustment or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses equals the cost of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended. If the book value of the investee has changed due to the capital increase of the investee, net losses not recognized in the prior periods are reflected in equity method investment securities as an adjustment to retained earnings.
Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized over the period, not to exceed 20 years, using the straight-line method. However, in case of the investee which is also a subsidiary of the Company, if the additional investment results in the change in the ownership percentage, the difference between the change in the proportionate ownership in the book value of the investee and additional investment is recorded as capital adjustment.
The Company’s proportionate unrealized profit arising from sales by the Company to equity method investee, sales by the equity method investees to the Company or sales between equity method investees are eliminated. Only unrealized profit arising from sales by the Company to subsidiaries is fully eliminated.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities (the exchange rates on the acquisition date for capital accounts), and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders’ equity.
The equity method of accounting is applied based on the most recent available unreviewed financial statements of subsidiaries and affiliates. The Company believes that if the financial statements were reviewed, differences between unreviewed and reviewed financial statements would not have a material effect on the financial statements of the Company.
Property, Plant and Equipment and Related Depreciation
Property, plant and equipment are stated at cost, net of accumulated depreciation, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated useful lives
Buildings and structures	20-40 years
Machinery and equipment	8 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
The acquisition cost of an asset is comprised of its purchase price and any directly attributable cost of bringing the asset to working condition for its intended use. When the estimated cost of dismantling and removing the asset and restoring the site, after the termination of the asset’s useful life, meets the criteria for the recognition of provisions, the present value of the estimated expenditure shall be included in the cost of the asset.
Subsequent expenditure on property, plant and equipment shall be capitalized only when it increases future economic benefits beyond its most recently assessed standard of performance; all other subsequent expenditures shall be recognized as an expense in the period in which it is incurred.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

Intangible Assets
Intangible assets are stated at acquisition cost, including incidental expenses, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives as described below.

Estimated useful lives
Intellectual property rights	5-10 years
Land usage rights	40 years
Port facilities usage rights	1-34 years
Other intangibles	4-20 years
Port facilities usage rights and land usage rights, which represent rights to use certain port facilities and land, are amortized over the term of exclusive rights.
The costs incurred in relation to the development of new products and new technologies, including the development cost of internally used software and related costs, are recognized and recorded as other intangible assets only if it is probable that future economic benefits that are attributable to the asset will flow into the Company, and the cost of the asset can be measured reliably. The useful life of other intangible assets (development cost) should be based on its estimated useful life, not to exceed 20 years from the date when the asset is available for use.
The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the asset is reduced to its estimated realizable value by recording an impairment loss charged to current operations and presenting it as a reduction from the said carrying value. However, any recovery of the impaired asset is recorded in current operations and should not exceed the carrying amount of the asset before impairment.
As of December 31, 2005, port facilities usage rights is related to the quay and inventory yard contributed by the Company, since April 1987, to the local bureaus of the Maritime Affairs and Fisheries in Gwangyang, Pohang, Pyoungtaek and Masan. The related amortization expense amounted to W19,733 million for the period ended December 31, 2005
Discounts on Debentures
Discounts on debentures are amortized over the repayment period using the effective interest rate method. The discount is reported on the balance sheet as a direct deduction from the face amount of the debenture. Amortization is included in interest expense.
Valuation of Assets and Liabilities at Present Value
Long-term loans receivable and long-term trade accounts and notes receivable are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as an interest income over the life of the related assets.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

Accrued Severance Benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.
The Company has partially funded the accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others.
The contributions to the National Pension Fund in accordance with the National Pension Act in Korea and group severance insurance deposits are deducted from accrued severance benefit liabilities.
Derivative Instruments
All derivative instruments are accounted for at fair value, and unrealized gains and losses from derivative contracts are charged to current operations with resulting rights and obligations being accounted for as asset and liabilities of the Company.
Foreign Currency Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rates in effect at the balance sheet date (W1,013.0: US$1 as of December 31, 2005 and W1,043.8: US$1 as of December 31, 2004), and resulting translation gains and losses are recognized in current operations.
Income Taxes
The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred tax assets are recognized when it is more likely that such deferred tax assets will be realized. Income tax effect of temporary differences is reflected as income tax expenses in the period incurred, and income tax effect of temporary differences in relation to item in shareholders’ equity is directly reflected in the related shareholders’ equity account. The total income tax provision includes the current income tax expense under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities during the period.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

Deferred tax assets and liabilities in the balance sheet are classified into current and non-current portion, and within each classification, deferred tax assets and deferred tax liabilities are offset and recorded.
Impairment of Assets
The Company assesses the potential impairment of assets which are not recorded at fair value when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of accumulated depreciation or amortization, if any, before impairment, when the estimated value of the assets exceeds the carrying value after impairment.
Capitalization of Financing Expenses
Financing expense on borrowing associated with certain qualifying assets during the construction period that meet certain criteria for capitalization can be either capitalized or expensed as incurred. The Company has chosen to expense as a financing expense the cost of manufacturing, acquisition, and construction of property, plant, and equipment that require more than one year from the initial date of manufacture, acquisition, and construction to the date of the estimated completion of the manufacture, acquisition and construction.
Contingent liabilities
At the balance sheet date, if the Company is probable that an outflow of economic benefits will be required due to a present obligation as a result of a past event and a reliable estimate can be made of the amount of the obligation, then the corresponding amount should be recognized as a provision. If the present obligation is expected, however, the outflow of economic benefits and reliable estimate can not be made of the amount, then the contingent liability is not recognized, but is disclosed.
Treasury Stock
In accordance with the cost method, the acquisition cost of the Company’s treasury stocks are recorded as an adjustment to shareholder’s equity. Gain on disposition of treasury stock is recorded as other capital surplus and loss on disposition of treasury stock is first deducted from gain on disposition of treasury stock recorded in other capital surplus, recording the balance as capital adjustments and then offset against retained earnings in accordance with the order of disposition of deficit.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

3.	Cash and Cash Equivalents and Financial Instruments
Cash and cash equivalents, and short-term and long-term financial instruments as of December 31, 2005 and 2004, consist of the following:

	Annual Interest Rate
(in millions of Korean won)	(%)	2005		2004

Cash and cash equivalents
Checking accounts	—	W	1,303	W	1,308
Money market deposit accounts	3.64 ~ 3.80		200,700		169,400
Time deposits in foreign currency	3.83 ~ 3.95		47,635		35,075
Time deposits	—		—		1,000

		W	249,638	W	206,783

Short-term financial instruments
Cash on hand and in banks[1]	0.10		4,840		6,240
Time deposits	3.40 ~ 4.80		180,000		86,400
Time deposits in foreign currency	4.59 ~ 4.69		263,380		—
Specified money in trust	—		6,335		2,140
Certificates of deposit	3.73 ~ 4.30		110,000		181,000
Commercial papers	—		—		29,106
Trust type savings accounts	4.00		20,000		270,000

		W	584,555	W	574,886

Long-term financial instruments
Guarantee deposits for opening accounts	—	W	45	W	45

1	In relation to government appropriated project, cash on hand and in banks are restricted from withdrawal.

2	The Company is required to provide collateral deposits amounting to W45 million to open checking accounts and accordingly, the withdrawal of these deposits is restricted.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

4.	Accounts and Notes Receivable and Others
Accounts and notes receivable and their allowance for doubtful accounts as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004

Trade accounts and notes receivable	W	2,112,789	W	2,006,019
Less: Allowance for doubtful accounts		(2,535)		(20,619)

	W	2,110,254	W	1,985,400

Other accounts and notes receivable	W	198,951	W	117,426
Less: Allowance for doubtful accounts		(55,730)		(49,276)

	W	143,221	W	68,150

Long-term trade accounts and notes receivable	W	37,470	W	45,149
Less: Allowance for doubtful accounts		(8,855)		(12,142)
	W	28,615	W	33,007
Accounts stated at present value under long-term deferred payment terms are as follows:

(in millions of			Allowance for
Korean won)			doubtful					Discount Rate
	Face Value		accounts		Book Value		Maturity Date	(%)

Long-term trade accounts receivable
BNG Steel Co., Ltd.	W	38,500	W	7,717	W	30,783	November 2009	8.62
"		6,397		1,016		5,381	December 2008	8.62
Less: Current portion		(7,679)		—		(7,679)

	W	37,218	W	8,733	W	28,485

The Company computed discounts on accounts receivable using the Company’s weighted-average borrowing rate incurred as of the date nearest to the Company’s year end and accounted for them as allowance for doubtful accounts in accordance with SKFAS No. 13, Troubled Debt Restructurings.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

5.	Inventories
Inventories as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004

Finished goods	W	457,923	W	188,604
Semi-finished goods		717,505		576,849
Raw materials		959,674		820,895
Materials-in-transit		584,456		520,374
Others		2,278		2,067

		2,721,836		2,108,789
Less: Provision for valuation loss		(2,991)		(107)

	W	2,718,845	W	2,108,682

6.	Trading Securities
Trading securities as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005						2004
	Acqusition Cost		Fair Value		Book Value		Book Value

Beneficiary certificates	W	2,090,000	W	2,103,245	W	2,103,245	W	2,350,660
Monetary market fund		320,000		320,349		320,349		275,841
Mutual fund		—		—		—		30,837

	W	2,410,000	W	2,423,594	W	2,423,594	W	2,657,338

7.	Investment Securities
Investment securities as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004

Available-for-sale securities, net	W	1,759,451	W	1,926,560
Held-to-maturity securities, net		234,975		37,148
Equity-method investments		2,507,409		1,955,756

	W	4,501,835	W	3,919,464

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

Available-For-Sale Securities
Available-for-sale securities as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004

Current portion of available-for-sale securities
Investments in bonds	W	90,783	W	122,318

Available-for-sale securities
Marketable equity securities		1,637,931		1,682,496
Non-marketable equity securities		121,020		130,371
Investments in bonds		—		113,693
Investments in capital		500		—

		1,759,451		1,926,560

	W	1,850,234	W	2,048,878

Investments in marketable equity securities as of December 31, 2005 and 2004, are as follows:

	2005						2004
(in millions of	Number of	Percentage of	Acquisition		Book		Book
Korean won)	shares	ownership (%)	Cost		Value		Value

Hanil Iron & Steel Co., Ltd.	206,798	10.14	W	2,413	W	3,846	W	3,102
HI Steel Co., Ltd.	135,357	9.95		1,609		2,166		1,747
Munbae Steel Co., Ltd.	1,849,380	9.02		3,588		2,904		2,367
Hana Financial Group Inc.	4,617,600	2.26		29,998		213,333		119,134
Korea Investment	—	—		—		—		135
SK Telecom Co., Ltd.[1]	4,793,630	5.83		1,361,599		874,827		1,170,222
Samjung Packing & Aluminum Co., Ltd.[2]	—	—		—		—		1,944
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.46		3,911		1,095		501
Nippon Steel Corporation	147,876,000	2.17		285,102		534,152		375,649
Korea Line Corp.	217,373	2.17		8,067		5,608		7,695

			W	1,696,287	W	1,637,931	W	1,682,496

[1]	The 1,802,132 SK Telecom Co., Ltd. shares, classified as available-for-sale securities, have been pledged as collateral for exchangeable bonds (Note 12).

[2]	Samjung Packing & Aluminum Co., Ltd. is included in the equity method investments.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

Investments in non-marketable equity securities as of December 31, 2005 and 2004, are as follows:

	2005								2004
(in millions of	Number of	Percentage of	Acquisition		Net Asset		Book		Book
Korean won)	Shares	Ownership (%)	Cost		Value		Value		Value

Hankyung Shinmun Co., Ltd*1 .	28,728	0.15	W	309	W	149	W	309	W	309
Keo Yang Shipping Co., Ltd.	150,000	0.88		780		1,921		780		780
Dae Kyeong Special Steel Co., Ltd.	1,786,000	19.00		8,930		6,335		8,930		8,930
Kihyup Technology Banking Corp.	600,000	10.34		3,000		3,754		3,000		3,000
Powercomm[5]	4,500,000	3.00		153,000		51,755		51,755		45,675
POSCO Terminal Co., Ltd.[2]	—	—		—		—		—		5,916
The Seoul Shimun Co., Ltd[5].	1,614,000	19.40		7,479		—		—		9,551
The Siam United Steel	9,000,000	10.00		26,640		14,832		26,640		26,640
PT-POSNESIA Stainless Steel Industry3*2	29,610,000	70.00		9,474		8,732		1,567		1,567
BX Steel Posco Cold Rolled Sheet Co., Ltd.[4]	—	10.00		26,803		24,099		26,803		26,803
Others				1,236		1,512		1,236		1,200

			W	237,651	W	113,089	W	121,020	W	130,371

[1]	The net assets value of the non-marketable equity securities is determined based on the December 31, 2005 financial statements which have not been reviewed or audited.

[2]	POSCO Terminal, which had total assets worth more than W7,000 million as of December 31, 2004, is included in the equity method investments.

[3]	In relation to PT-POSNESIA, which is in the process of liquidation as of December 31, 2005, the Company recorded an impairment loss amounting to W970 million, the excess amount of book value over the net recoverable amount, for the year ended December 31, 2004.

[4]	No shares have been issued in accordance with the local laws or regulations.

[5]	The fair value of Powercomm and Seoul shinmun were based on valuation report of public rating services. Powercomm shares were based on the discounted cash flow method, and the difference between the acquisition cost and the discounted cash flow amounting to W101,245 million was accounted for as a capital adjustment. In relation to Seoul shinmun shares, the company recorded an impairment loss amounting to W7,479 million, the difference between the acquisition cost and the fair value. Except for Powercomm and Seoul shinmun, shares without an objective market value were based on acquisition costs.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

*1	The net assets value is based on the June 30, 2005 financial statements which have not been reviewed or audited.

*2	The net assets value is based on the September 30, 2005 financial statements which have been reviewed or audited.
Investments in bonds as of December 31, 2005 and 2004, are as follows:

		2005						2004
(in millions of		Acquisition		Fair		Book		Book
Korean won)	Maturity	Cost		Value		Value		Value

Government bonds	Less than 1 year	W	89,781	W	90,783	W	90,783	W	122,318
	1-5 years		—		—		—		92,807
Others	1-5 years		—		—		—		20,886

		W	89,781	W	90,783	W	90,783	W	236,011

Investment in capital as of December 31, 2005 and 2004, are as follows:

		2005						2004
(in millions of		Acquisition		Net Asset		Book		Book
Korean won)		Cost		Value		Value		Value

Purunichildcare		W	500	W	500	W	500	W	—

		W	500	W	500	W	500	W	—

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

Available-for-sale securities are stated at fair market value, and the difference between the acquisition cost and fair market value is accounted for in the capital adjustment account. The movements of such differences during the years ended December 31, 2005 and 2004 are as follows:

	2005						2004
(in millions of	Beginning		Increase		Ending		Beginning		Increase		Ending
Korean won)	Balance		(Decrease)[1]		Balance		Balance		(Decrease)		Balance

Marketable equity securities
Hanil Iron & Steel Co., Ltd.	W	689	W	350	W	1,039	W	(76)	W	765	W	689
HISteel Co., Ltd.		139		265		404		(555)		694		139
Moonbae Steel Co., Ltd.		(1,221)		725		(496)		(1,748)		527		(1,221)
Chohung Bank		—		—		—		(3,227)		3,227		—
Hana Financial Group Inc.		89,136		43,782		132,918		71,589		17,547		89,136
Korea Investment Corporation		(453)		453		—		(403)		(50)		(453)
SK Telecom Co., Ltd.		(495,027)		142,117		(352,910)		(504,158)		9,131		(495,027)
Samjung Packing & Aluminum Co., Ltd.		(770)		770		—		(849)		79		(770)
Dong Yang Steel Pipe Co., Ltd.		(3,410)		1,369		(2,041)		(3,402)		(8)		(3,410)
Nippon Steel Corporation		90,547		90,015		180,562		95,691		(5,144)		90,547
Korea Line Corporation		(372)		(1,411)		(1,783)		—		(372)		(372)

		(320,742)		278,435		(42,307)		(347,138)		26,396		(320,742)

Non-marketable equity securities
Powercomm Corporation		(107,325)		33,922		(73,403)		(111,956)		4,631		(107,325)
The Seoul Shinmun		2,072		(2,072)		—		—		2,072		2,072
Investments in Bonds		6,030		(5,360)		670		1,118		4,912		6,030
Stock Market Stabilization Fund		—		—		—		1,179		(1,179)		—

	W	(419,965)	W	304,925	W	(115,040)	W	(456,797)	W	36,832	W	(419,965)

[1]	Realized loss from the disposal of available-for-sale securities amounted to W89,890 million for the year ended December 31, 2005.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

Held-To-Maturity Securities

Held-to-maturity securities as of December 31, 2005 and 2004, are as follows:

		2005				2004
		Acquisition		Book		Book
(in millions of Korean won)	Maturity	Cost		Value		Value

Current portion of held-to-maturity securities
Government bonds	Less than 1 year	W	2,000	W	2,000	W	2,000
Foreign currency corporate bonds	”		—		—		1,048

			2,000		2,000		3,048

Held-to-maturity securities
Government bonds	1~5 years		205,358		205,461		6,000
	5~10 years		29,424		29,514		31,148

			234,782		234,975		37,148

		W	236,782	W	236,975	W	40,196

The Company provided government bonds, amounting to W31,238 million, to the Gyeongbuk municipal government as collateral for the recovery commitment of the Pohang No. 4 disposal site. Interest income accrued from available-for-sales securities and held-to-maturity securities amounted to W13,529 million for the years ended December 31, 2005 (2004: W19,008 million).
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

Equity-Method Investments

Equity method investments as of December 31, 2005 and 2004, are as follows:

	2005						2004
(in millions of	Number of	Percentage of	Acquisition		Book		Book
Korean won)	Shares	Ownership (%)	Cost		Value		Value

POSCO E&C	27,281,080	90.94	W	365,789	W	339,731	W	321,177
Posteel Co., Ltd.	17,155,000	95.31		113,393		252,064		253,013
POSCON Co., Ltd.	3,098,610	88.04		49,822		15,470		18,079
Pohang Steel Co., Ltd.	4,000,000	66.67		96,151		160,793		175,992
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00		17,052		15,946		13,719
POSDATA Co., Ltd.	5,044,072	61.85		52,749		84,164		63,123
POSCO Research Institute	3,800,000	100.00		19,000		22,791		22,682
Seung Kwang Co., Ltd.	2,737,000	69.38		28,408		31,231		29,444

POS-AC Co., Ltd.	130,000	100.00		1,043		493		613
Changwon Specialty Steel Co., Ltd.	26,000,000	100.00		260,000		387,022		335,827
POSCO Machinery Co., Ltd.	1,000,000	100.00		10,000		15,541		14,333
POSTECH Venture Capital Co., Ltd.	5,700,000	95.00		28,500		31,179		32,712
eNtoB Corporation	560,000	17.50		2,800		3,076		2,687
POSCO Refractories & Environment (POSREC)	3,544,200	60.00		41,210		61,477		54,816
POSCO Terminal Co., Ltd.	2,550,000	51.00		12,750		15,696		—
Dongwoosa Service Inc.	214,286	30.00		7,233		7,687		—
Samjung Packing & Aluminum Co., Ltd.	270,000	9.00		2,714		3,240		—
POSCO Power Corp.[1]	20,000,000	50.00		291,041		290,261		—
Pohang Steel America Corporation (POSAM)	306,855	99.43		251,643		101,340		109,329
POSCO Australia Pty. Ltd. (POSA)	761,775	100.00		37,352		66,090		52,526
POSCO Asia Co., Ltd. (POA)	9,360,000	100.00		7,425		17,302		17,135
VSC-POSCO Steel Corporation (VPS)[3]	—	35.00		4,758		3,434		5,265
DALIAN POSCO-CFM Coil Center Co., Ltd.[3]	—	30.00		7,189		8,114		9,719
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

	2005						2004
		Percentage of
(in millions of	Number of	Ownership	Acquisition		Book		Book
Korean won)	Shares	(%)	Cost		Value		Value

POS-Tianjin Coil Center Co., Ltd.[3]	—	10.00	W	653	W	1,142	W	1,240
Zhangjiagang Pohang Stainless Steel Co., Ltd.[3]	—	57.96		196,602		178,699		179,747
SHUNDE Pohang Coated Steel Co., Ltd.[3]	—	83.66		26,297		22,325		25,793
POS-THAI Service Steel Co., Ltd.	2,327,288	39.17		7,427		4,977		951
POSCO Venezuela Compania Anonima (POSVEN)	—	—		—		—		—
Myanmar-POSCO Co., Ltd.	13,440	70.00		2,192		3,717		4,453
KOBRASCO	2,010,719,185	50.00		32,950		30,440		10,956
POSINVEST	5,000,000	100.00		53,189		66,312		34,418
POSCHROME	21,675	25.00		4,859		6,085		7,076
Shunde Xingpu Steel Center Co., Ltd.[3]	—	10.50		927		1,474		1,544
POS-HYUNDAI STEEL	2,345,558	10.00		1,057		751		770
POSVINA[3]	—	50.00		1,527		1,849		3,117
Posmmit Steel Centre SDN BHD (POS-MMIT)	4,200,000	30.00		2,308		3,208		2,927
PT POSMI Steel Indonesia	743	9.17		347		449		439
Qingdao Pohang Stainless Steel Co., Ltd.[3]	—	70.00		49,733		15,623		38,455
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.[3]	—	90.00		21,267		18,839		18,507
POSCO-China Holding Corp.[3]	—	100.00		161,168		132,161		52,866
POSCO-Japan Co., Ltd.	90,438	100.00		50,558		30,173		40,306
POSCO-India Private Ltd.[2]	224,999,999	100.00		52,627		50,218		—
Posco-India Steel Processing Center Private Limited.[3]	21,663,712	65.00		4,888		4,825		—

			W	2,378,598	W	2,507,409	W	1,955,756

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

Due to the delay in the closing of December 31, 2005 accounts and the settlement of closing differences, the equity method of accounting is applied based on the most recent available financial information, which has not been audited or reviewed as of December 31, 2005.
[1]	In accordance with the resolution of the Board of Directors’ meeting on May 24, 2005, the Company acquired 50% equity interest in POSCO Power Corporation (formerly Korea Independent Energy Corp.) in June 2005 for the purpose of diversification of its business.

[2]	In accordance with the resolution of the Board of Directors’ meeting on July 12 and October 25, 2005, the Company established POSCO-India Private Ltd. and POS- India Steel Processing Center Private Limited. to acquire the mining rights and incorporate the new local subsidiaries.

[3]	No shares have been issued in accordance with the local laws or regulations.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

The details of equity method valuation as of and for years ended December 31, 2005 and 2004 are as follows:

			Equity in						Equity in
			Earnings			Other			Earnings			Other
(in millions of	2003		(Losses)			Increase	2004		(Losses)			Increase	2005
Korean won)	Balance		of Investee			(Decrease)[1]	Balance		of Investee			(Decrease)[1]	Balance

POSCO E&C	W	268,991	W	75,452	W	(23,266)	W	321,177	W	26,268	W	(7,714)	W	339,731
Posteel Co., Ltd.		244,789		14,650		(6,426)		253,013		10,354		(11,303)		252,064
POSCON Co., Ltd.		23,393		(4,339)		(975)		18,079		6,862		(9,471)		15,470
Pohang Steel Co., Ltd.		165,114		14,879		(4,001)		175,992		(9,210)		(5,989)		160,793
POSCO Machinery & Engineering Co., Ltd.		11,186		2,533		—		13,719		2,323		(96)		15,946
POSDATA Co., Ltd.		57,891		4,061		1,171		63,123		7,535		13,506		84,164
POSCO Research Institute		22,535		147		—		22,682		109		—		22,791
Seung Kwang Co., Ltd.		28,274		1,469		(299)		29,444		1,783		4		31,231
POS-AC Co., Ltd.		661		(124)		76		613		(44)		(76)		493
Changwon Specialty Steel Co., Ltd.		307,650		28,038		139		335,827		33,031		18,164		387,022
POSCO Machinery Co., Ltd.		13,377		956		—		14,333		1,208		—		15,541
POSTECH Venture Capital Co., Ltd.		31,836		1,401		(525)		32,712		(3,358)		1,825		31,179
eNtoB Corporation		2,467		220		—		2,687		389		—		3,076
POSCO Refractories & Environment (POSREC)		47,949		8,314		(1,447)		54,816		9,352		(2,691)		61,477
POSCO Terminal Co., Ltd.		—		—		—		—		3,002		12,694		15,696
Dongwoosa Service Inc.		—		—		—		—		427		7,260		7,687
Samjung Packing & Aluminum Co., Ltd.		—		—		—		—		436		2,804		3,240
POSCO Power Corp.		—		—		—		—		(806)		291,067		290,261
Pohang Steel America Corporation (POSAM)		151,447		(18,865)		(23,253)		109,329		(4,154)		(3,835)		101,340
POSCO Australia Pty. Ltd. (POSA)		53,638		7,835		(8,947)		52,526		20,518		(6,954)		66,090
POSCO Asia Co., Ltd. (POA)		13,154		6,303		(2,322)		17,135		718		(551)		17,302
POSCO International OSAKA Inc. (PIO)		3,436		—		(3,436)		—
VSC-POSCO Steel Corporation (VPS)		4,956		668		(359)		5,265		181		(2,012)		3,434
DALIAN POSCO-CFM Coil Center Co., Ltd.		14,148		805		(5,234)		9,719		(1,532)		(73)		8,114
POS-Tianjin Coil Center Co., Ltd.		1,355		65		(180)		1,240		(91)		(7)		1,142
Zhangjiagang Pohang Stainless Steel Co., Ltd.		188,353		13,817		(22,423)		179,747		(34,311)		33,263		178,699
SHUNDE Pohang Coated Steel Co., Ltd.		28,855		4,415		(7,477)		25,793		(3,331)		(137)		22,325
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

			Equity in						Equity in
			Earnings			Other			Earnings		Other
(in millions of	2003		(Losses)			Increase	2004		(Losses)		Increase		2005
Korean won)	Balance		of Investee			(Decrease)[1]	Balance		of Investee		(Decrease)[1]		Balance

POS-THAI Service Steel Co., Ltd.	W	931	W	134	W	(114)	W	951	W	(415)	W	4,441	W	4,977
Myanmar-POSCO Co., Ltd.		5,250		(149)		(648)		4,453		(616)		(120)		3,717
KOBRASCO		440		10,974		(458)		10,956		17,976		1,508		30,440
POSINVEST		36,575		2,806		(4,963)		34,418		2,548		29,346		66,312
POSCHROME		6,558		954		(436)		7,076		1,201		(2,192)		6,085
Shunde Xingpu Steel Center Co., Ltd.		1,650		119		(225)		1,544		(63)		(7)		1,474
POS-HYUNDAI STEEL		628		261		(119)		770		112		(131)		751
POSVINA		3,743		683		(1,309)		3,117		(502)		(766)		1,849
Posmmit Steel Centre SDN BHD (POS-MMIT)		2,569		777		(419)		2,927		402		(121)		3,208
PT POSMI Steel Indonesia		387		93		(41)		439		19		(9)		449
Qingdao Pohang Stainless Steel Co., Ltd.		33,704		(5,664)		10,415		38,455		(22,580)		(252)		15,623
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		19,319		(502)		(310)		18,507		419		(87)		18,839
POSCO-China Holding Corp.		—		(3,414)		56,280		52,866		(16,933)		96,228		132,161
POSCO-Japan Co., Ltd.		—		(4,724)		45,030		40,306		(2,462)		(7,671)		30,173
POSCO-India Private Ltd.		—		—		—		—		115		50,103		50,218
Posco-India Steel Processing Center Private Limited.[2]		—		—		—		—		—		4,825		4,825

	W	1,797,209	W	165,048	W	(6,501)	W	1,955,756	W	46,880	W	504,773	W	2,507,409

[1]	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, valuation gain or loss on investment securities, changes in retained earnings and others.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

Details of differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee for years ended December 31, 2005 and 2004, are as follows:

(in millions of	2003		Increase		Amortization		2004		Increase		Amortization		2005
Korean won)	Balance		(Decrease)[1]		(Recovery)		Balance		(Decrease)[1]		(Recovery)		Balance

POSCO Refractories & Environment (POSREC)	W	(1,640)	W	—	W	(632)	W	(1,008)	W	—	W	(633)	W	(375)
Dongwoosa Service Inc.		—		—		—		—		(782)		(78)		(704)
Samjung Packing & Aluminum Co., Ltd.		—		—		—		—		(2,131)		(213)		(1,918)
POSCO Power Corp.		—		—		—		—		73,115		7,311		65,804
Pohang Steel America Corporation (POSAM)		720		—		158		562		—		158		404
SHUNDE Pohang Coated Steel Co., Ltd.		(105)		—		(28)		(77)		—		(28)		(49)
Posmmit Steel Centre SDN BHD (POS-MMIT)		79		—		20		59		—		20		39
PT POSMI Steel Indonesia (POSMI)		157		—		39		118		—		39		79

	W	(789)	W	—	W	(443)	W	(346)	W	70,202	W	6,576	W	63,280

[1]	Increase (decrease) represents changes in differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee primarily due to an additional acquisition of equity method investments.
See Report of Independent Accountants

Details on the elimination of unrealized profit from intercompany transactions for years ended December 31, 2005 and 2004, are as follows:

	2005								2004
						Property, Plant						Property, Plant
	Allowance of					and Equipment,						and Equipment,
(in millions of	for doubtful					and Intangible						and Intangible
Korean won)	accounts		Inventories			Assets	Total		Inventories			Assets	Total

POSCO E&C	W	207	W	60	W	(109,598)	W	(109,331)	W	(24)	W	(7,397)	W	(7,421)
Posteel Co., Ltd.		(1,206)		(13,284)		8		(14,482)		(4,611)		(6)		(4,617)
POSCO Refractories & Environment (POSREC)		116		(51)		(1,690)		(1,625)		661		(588)		73
POSDATA Co., Ltd.		—		(6)		1,377		1,371		(9)		(3,302)		(3,311)
POS-AC Co., Ltd.		20		—		(6,517)		(6,497)		—		(2,996)		(2,996)
POSCON Co., Ltd.		(97)		112		(20,580)		(20,565)		(105)		(7,627)		(7,732)
Changwon Specialty Steel Co., Ltd.		(35)		(313)		(9)		(357)		(1,051)		(1)		(1,052)
POSCO Machinery Co., Ltd.		(77)		(4)		(3,656)		(3,737)		(4)		(2,835)		(2,839)
POSCO Machinery & Engineering Co., Ltd.		(67)		364		(5,515)		(5,218)		(55)		(379)		(434)
Pohang Steel Co., Ltd.		(393)		(9,585)		2		(9,976)		(9,233)		(107)		(9,340)
eNtoB Corporation		—		(121)		(50)		(171)		(126)		(10)		(136)
Pohang Steel America Corporation (POSAM)		—		9,299		—		9,299		(20,397)		—		(20,397)
POSCO Australia Pty. Ltd. (POSA)		1		306		—		307		(518)		—		(518)
POSCO Asia Co., Ltd. (POA)		(287)		(966)		(8)		(1,261)		(235)		—		(235)
VSC-POSCO Steel Corporation (VPS)		—		—		59		59		—		85		85
DALIAN POSCO-CFM Coil Center Co., Ltd.		—		188		—		188		462		—		462
Zhangjiagang Pohang Stainless Steel Co., Ltd.		(14)		560		(444)		102		(5,150)		267		(4,883)
SHUNDE Pohang Coated Steel Co., Ltd.		—		899		—		899		(572)		—		(572)
Ltd.		—		(489)		—		(489)		—		—		—
Shunde Xingpu Steel Center Co., Ltd.		—		16		—		16		(28)		—		(28)
Qingdao Pohang Stainless Steel Co., Ltd.		92		(7,885)		(90)		(7,883)		(3,365)		(648)		(4,013)
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		—		(78)		—		(78)		(194)		—		(194)
KOBRASCO		—		(8,226)		—		(8,226)		(1,413)		—		(1,413)
POSCHROME		—		(297)		—		(297)		(770)		—		(770)
Posmmit Steel Centre SDN BHD (POS-MMIT)		—		(168)		—		(168)		(300)		—		(300)
POSVINA		—		(358)		—		(358)		(350)		—		(350)
POSCO-China Holding Corp.		59		(6,087)		(270)		(6,298)		(3,098)		(93)		(3,191)
POSCO-Japan Co., Ltd.[1]		(148)		(8,610)		—		(8,758)		(2,068)		—		(2,068)
Dongwoosa Service Inc.		1		(348)		(11)		(358)		—		—		—
Samjung Packing & Aluminum Co., Ltd.		1		(377)		(12)		(388)		—		—		—
POSCO Research Institute		(73)		—		—		(73)		—		—		—
Seung Kwang Co., Ltd.		1		—		—		1		—		—		—
POS-Tianjin Coil Center Co., Ltd.		2		—		—		2		—		—		—

	W	(1,897)	W	(45,449)	W	(147,004)	W	(194,350)	W	(52,553)	W	(25,637)	W	(78,190)

[1]	Includes unrealized profit of PIO, which was merged with POSCO-Japan Co., Ltd. in 2004.

A summary of financial information on equity-method investees as of and for the year ended December 31, 2005, follows:

(in millions of							Net Income
Korean won)	Total Assets		Total Liabilities		Sales		(Loss)

POSCO E&C	W	1,967,716	W	1,037,931	W	3,924,968	W	150,255
Posteel Co., Ltd.		448,809		161,604		1,533,590		17,909
POSCON Co., Ltd.		212,294		108,536		367,047		22,450
Pohang Steel Co., Ltd.		396,472		123,164		565,737		1,693
POSCO Machinery & Engineering Co., Ltd.		76,429		33,074		202,276		8,886
POSDATA Co., Ltd.		256,968		104,755		320,095		8,613
POSCO Research Institute		25,498		2,662		14,947		191
Seung Kwang Co., Ltd.		80,396		35,135		14,346		2,731
POS-AC Co., Ltd.		25,766		9,189		45,854		6,466
Changwon Specialty Steel Co., Ltd.		815,687		426,820		1,142,119		37,209
POSCO Machinery Co., Ltd.		48,634		16,589		126,525		4,914
POSTECH Venture Capital Co., Ltd.		33,047		85		298		(3,393)
eNtoB Corporation		61,059		40,896		362,373		4,197
POSCO Refractories & Environment (POSREC)		147,115		36,597		250,180		16,607
POSCO Terminal Co., Ltd.		35,513		4,277		33,055		3,162
Dongwoosa Service Inc.		45,601		17,037		77,046		5,366
Samjung Packing & Aluminum Co., Ltd.		131,815		70,238		296,101		11,319
POSCO Power Corp.		896,824		447,921		400,677		35,839
Pohang Steel America Corporation (POSAM)		189,284		70,995		126,069		(13,566)
POSCO Australia Pty. Ltd. (POSA)		110,074		50,607		85,880		18,567
POSCO Asia Co., Ltd. (POA)		37,586		18,402		1,039,065		1,983
VSC-POSCO Steel Corporation (VPS)		27,067		17,119		71,091		(2,424)

(in millions of								Net Income
Korean won)	Total Assets		Total Liabilities		Sales			(Loss)

DALIAN POSCO-CFM Coil Center Co., Ltd.	W	72,609	W	45,561	W	68,532	W	(5,670)
POS-Tianjin Coil Center Co., Ltd.		46,103		34,657		69,224		(961)
Zhangjiagang Pohang Stainless Steel Co., Ltd.		804,405		472,215		958,481		(44,224)
SHUNDE Pohang Coated Steel Co., Ltd.		60,846		34,043		59,253		(5,292)
POS-THAI Service Steel Co., Ltd.		81,924		68,026		101,016		637
Myanmar-POSCO Co., Ltd.		5,920		794		4,701		(883)
KOBRASCO		170,450		89,644		319,869		62,863
POSINVEST		150,086		83,774		6,593		2,550
POSCHROME		35,846		6,149		44,105		6,695
Shunde Xingpu Steel Center Co., Ltd.		36,078		21,861		89,128		(611)
POS-HYUNDAI STEEL		18,925		11,369		67,023		1,338
POSVINA		9,510		4,435		17,360		(189)
Posmmit Steel Centre SDN BHD (POS-MMIT)		39,678		27,922		54,395		1,282
PT POSMI Steel Indonesia		52,932		48,898		59,236		479
Qingdao Pohang Stainless Steel Co., Ltd.		208,215		169,016		276,081		(21,015)
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		79,477		58,274		79,568		523
POSCO-China Holding Corp.		142,729		169		6,791		(12,757)
POSCO-Japan Co., Ltd.		296,181		248,327		674,864		6,529
POSCO-India Private Ltd.		50,487		144		—		246
Posco-India Steel Processing Center Private Limited.		7,443		43		—		(23)

		8,439,498		4,258,954		13,955,559		330,491

The effects of the equity method on the financial information of equity-method investees, and the change in the accounting principles and estimations, are as follows:

(in millions of	Reason of	Net Assets Value		Adjustment		Net Assets Value
Korean won)	Adjustment	before Adjustment		Amount		after Adjustment

POSCO Australia Pty. Ltd. (POSA)	[1]	W	45,113	W	20,977	W	66,090
POSCO—China Holding Corp.	[1]		154,847		(13,024)		141,823
[1]	Home countries’ generally accepted accounting principles do not require application of equity method of accounting.
Market values of equity-method investments in marketable equity securities as of December 31, 2005, are as follows:

(in millions of Korean won,
except per share price)	Number of Shares	Share Price		Fair Market Value

Pohang Steel Co., Ltd.	4,000,000	W	24,100	W	96,400
POSDATA Co., Ltd.	5,044,072		81,000		408,570
POSCO Refractories & Environment (POSREC)	3,544,200		17,800		63,087
Samjung Packing & Aluminum Co., Ltd.	270,000		13,050		3,524
Valuation gains and losses on investments recorded as capital adjustments as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)
	Remarks	2005		2004

Posteel Co., Ltd. and others	Capital changes under equity method	W	118,265	W	158,994
POSCON Co., Ltd. and others	Negative capital changes under equity method		(75,865)		(66,866)

		W	42,400	W	92,128

8. Property, Plant and Equipment
Property, plant and equipment as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004

Buildings and structures	W	5,187,643	W	4,533,534
Machinery and equipment		20,565,706		18,833,327
Tools		128,801		110,155
Vehicles		151,173		149,631
Furniture and fixtures		146,091		132,954

		26,179,414		23,759,601
Less: Accumulated depreciation		(18,477,950)		(17,537,138)

		7,701,464		6,222,463

Construction-in-progress		2,447,673		2,307,781
Less: Accumulated impairment loss		(83,617)		(83,617)

		2,364,056		2,224,164

Land		833,159		756,434

	W	10,898,679	W	9,203,061

The value of the land based on the posted price issued by the Korean tax authority amounted to 2,646,651 million as of December 31, 2005 (2004: 2,498,414 million).
As of December 31, 2005, property, plant and equipment are insured against fire and other casualty losses up to 2,963,433 million (2004: 2,996,483 million). In addition, the Company carries general insurance for vehicles and disaster insurance for its employees.
In accordance with the Asset Revaluation Law, the Company revalued a substantial portion of its property, plant and equipment by 3,819 billion as of December 31, 1989. The remaining revaluation increments amounting to 3,173 billion, net of revaluation tax, were credited to revaluation surplus, a component of shareholders’ equity (Note 17).
Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. Through a resolution of the Board of Directors in May 1998, the construction on the Minimill was temporarily suspended due to the economic situation in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in the selling price of products, resulting in the deterioration in profitability, drove the management’s operation committee’s decision in April 2002 to cease the construction on the No. 2 Minimill, and to use the buildings for the Tailor Welded Blank (“TWB”) project designed to manufacture custom- made automobile body panels. The Company previously recognized impairment losses on the construction-in-progress in Gwangyang No. 2 Minimill amounting to 469,581 million and reclassified related machinery held to be disposed of in the future as other investment assets as of December 31, 2005.
The changes in the carrying value of property, plant and equipment for the year ended December 31, 2005 and 2004, are as follows:

	For the year ended December 31, 2005
(in millions of	Beginning						Impairment						Ending
Korean won)	Balance		Acquisition		Disposal		Loss		Others		Depreciation[1]		Balance

Land	W	756,434	W	78,312	W	1,587	W	—	W	—	W	—	W	833,159
Buildings		1,755,773		229,838		4,791		—		(2,015)		137,185		1,841,620
Structures		891,604		417,992		5,637		—		22,744		86,482		1,240,221
Machinery and equipment		3,485,128		2,189,967		23,340		—		(12,509)		1,122,839		4,516,407
Vehicles		28,501		6,030		138		—		28		10,686		23,735
Tools		25,686		19,879		32		—		218		13,133		32,618
Furniture and fixtures		35,772		23,555		271		—		41		12,234		46,863
Construction-in-progress		2,224,163		3,126,378		19,173		—		(2,967,312)		—		2,364,056

	W	9,203,061	W	6,091,951	W	54,969	W	—	W	(2,958,805)	W	1,382,559	W	10,898,679

	For the year ended December 31, 2004
(in millions of	Beginning						Impairment						Ending
Korean won)	Balance		Acquisition		Disposal		Loss		Others		Depreciation[1]		Balance

Land		871,596		875		60,777		50,680		(4,580)		—		756,434
Buildings		1,868,025		53,269		26,642		11,875		2,738		129,742		1,755,773
Structures		916,004		55,718		4,199		—		(80)		75,839		891,604
Machinery and equipment		3,979,878		639,162		13,399		—		(3,873)		1,116,640		3,485,128
Vehicles		27,543		10,839		215		—		(363)		9,303		28,501
Tools		24,417		12,410		78		—		—		11,063		25,686
Furniture and fixtures		34,329		13,106		301		—		8		11,370		35,772
Construction-in-progress		983,400		2,029,041		—		—		(788,278)		—		2,224,163

	W	8,705,192	W	2,814,420	W	105,611	W	62,555	W	(794,428)	W	1,353,957	W	9,203,061

[1]	Includes depreciation expenses on assets not in use.
The Company’s expenditures in relation to construction-in-progress for the establishment of No. 1 Finex business operation and other projects amounted to W3,123,228 million for the year ended December 31, 2005.
As of December 31, 2005, fully depreciated property, plant and equipment still in use amounted to W48 million (December 31, 2004: W46 million).
As of December 31, 2005, the book values of property, plant and equipment which are temporarily idle, amounted to W4,476 million (December 31, 2004: W16,042 million).

9. Intangible Assets
The changes in the carrying value of intangible assets for the year ended December 31, 2005 and 2004 are as follows:

	For the year ended December 31, 2005
	Beginning										Ending
(in millions of Korean won)	Balance		Acquisition		Disposal		Amortization		Others		Balance

Intellectual property rights	W	371	W	1,108	W	—	W	175	W	—	W	1,304
Land usage rights		3		315		—		7		—		311
Port facilities usage rights		146,396		595		—		19,733		—		127,258
Other intangible assets[1]		216,474		101,766		—		79,971		(89,249)		149,020

	W	363,244	W	103,784	W	—	W	99,886	W	(89,249)	W	277,893

	For the year ended December 31, 2004
	Beginning										Ending
(in millions of Korean won)	Balance		Acquisition		Disposal		Amortization		Others		Balance

Intellectual property rights	W	495	W	—	W	—	W	124	W	—	W	371
Land usage rights		3		—		—		—		—		3
Port facilities usage rights		129,698		39,300		—		22,602		—		146,396
Other intangible assets[1]		220,178		177,119		86		70,337		(110,400)		216,474

	W	350,374	W	216,419	W	86	W	93,063	W	(110,400)	W	363,244

[1]	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.
Research and development costs for the years ended December 31, 2005 and 2004, are as follow:

(in millions of Korean won)	2005		2004

Ordinary research costs	W	5,738	W	6,299
Development costs	W	295,176	W	302,185

10. Other Assets
Other assets as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005	2004

Other current assets
Short-term loans receivable	414	2,664
Accrued income	9,867	9,317
Prepaid expenses	2,893	4,785
Others	833	883

	14,007	17,649
Less: Allowance for doubtful accounts	(373)	(2,676)

	13,634	14,973

Other long-term assets
Guarantee deposits (Note 27)	964	1,195
Other investment assets (Note 8)	99,443	105,480

	100,407	106,675
Less: Allowance for doubtful accounts	—	(410)

	100,407	106,265

	114,041	121,238

11. Short-Term Borrowings
Short-term debt as of December 31, 2005 and 2004, consists of the following:

	Annual Interest Rate
(in millions of Korean won)	(%)	2005		2004

Banker’s usance	—	W	—	W	13,992

12. Long-Term Debts
Current portion of long-term debts as of December 31, 2005 and 2004, consists of the following:

	Annual Interest Rate
(in millions of Korean won)	(%)	2005		2004

Foreign currency borrowings in won equivalent	4.60	W	1,651	W	1,943
Loans from foreign	2.00
financial institutions	LIBOR + 0.80		9,065		10,078
Debentures	1.84 - 7.13		921,559		915,597

			932,275		927,618
Less: Discount on debentures issued			(827)		(1,046)

		W	931,448	W	926,572

Long-term debts as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004

Foreign currency borrowings in won equivalents (Note 27)	W	6,605	W	9,716
Loans from foreign financial institutions (Note 27)		45,169		60,616
Debentures (Note 27)		1,365,529		2,413,229

		1,417,303		2,483,561
Less: Current portion		(932,275)		(927,618)
Discount on debentures		(2,171)		(6,290)

	W	482,857	W	1,549,653

Long-term foreign currency borrowing as of December 31, 2005 and 2004, is as follows:

	Annual Interest Rate
(in millions of Korean won)	(%)	2005		2004

Development Bank of Japan	4.60	W	6,605	W	9,716
Less: Current portion			(1,651)		(1,943)

		W	4,954	W	7,773

Loans from foreign financial institutions as of December 31, 2005 and 2004, are as follows:

	Annual Interest Rate
(in millions of Korean won)	(%)	2005		2004

Natexis Banques Populaires	2.00	W	7,812	W	10,168
Sumitomo Mitsui Banking Corporation	LIBOR + 0.80		37,357		50,448

			45,169		60,616
Less: Current portion			(9,065)		(10,078)

		W	36,104	W	50,538

Certain loans from foreign financial institutions are covered by guarantees provided by The Korea Development Bank amounting to W7,668 million as of December 31, 2005 (December 31, 2004: W10,324 million).
Debentures outstanding as of December 31, 2005 and 2004, are as follows:

	Annual Interest Rate
(in millions of Korean won)	(%)	2005		2004

Domestic debentures	6.50 - 7.00	W	400,000	W	1,100,000
Yankee Bonds	7.13		263,547		487,157
Samurai Bonds	1.84		258,012		303,621
Exchangeable bonds[1]	—		443,970		522,451

			1,365,529		2,413,229
Less: Current portion			(921,559)		(915,597)
Discount on debentures issued			(2,171)		(6,290)

		W	441,799	W	1,491,342

[1]	The Company issued exchangeable bonds on August 20, 2003. It is exchangeable with SK Telecom Co., Ltd. American depository receipts (ADRs).
As of December 31, 2005, 1,802,132 shares, equivalent to 16,219,187 ADRs, of SK Telecom Co., Ltd. act as collateral pursuant to exchangeable bonds issued (Note 7).

Details of exchangeable bonds as of December 31, 2005, are as follows:

Issuance date:	August 20, 2003
Maturity date:	August 20, 2008 (full amount of principal is repaid if not exercised)
Rate:	Interest rate of zero percent
Face value:	JPY 51,622,000,000
Issuance price:	JPY 51,880,110,000
Exchangeable price:	JPY 3,183/ADR
Exercise call period:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercise put period:	Exactly three years following the payment date
On August 20, 2003, POSCO sold its 15,267,837 SK Telecom Co., Ltd. ADRs to Zeus (Cayman), a tax-exempted subsidiary formed under the laws of Cayman Islands. Zeus then issued zero-coupon, guaranteed and exchangeable bonds amounting to JPY51,622 million which are due in 2008, and are fully and unconditionally guaranteed by POSCO. POSCO may elect to pay the holder cash in lieu of delivering SK Telecom Co., Ltd. ADRs (the “Cash Settlement Option”). The number of ADRs such holder is entitled to receive will be calculated by dividing the aggregate principal amount of the Notes to be exchanged by the exchangeable price. Under the Cash Settlement Option, such holder is entitled to receive the cash equivalent of the market value of ADRs upon the exercise. These bonds are non-interest bearing and are exchangeable with SK Telecom Co., Ltd. ADRs at the option of the bondholder. The transaction between the POSCO and Zeus is deemed a borrowing transaction under the Korean generally accepted accounting principles. In 2004 and 2005, in compliance with the terms of the exchangeable bonds, the dividends earned by Zeus from the SK Telecom Co., Ltd. ADRs were used to purchase additional 951,350 ADRs which brought down the exchangeable bond price to JPY3,183/ADR.
Maturities of long-term debt outstanding as of December 31, 2005, are as follows:

(in millions of Korean won)
			Foreign		Loans from
			Currency		Foreign Financial
Period	Debentures		Borrowings		Institutions		Total

2007	W	—	W	1,651	W	9,065	W	10,716
2008		443,970		1,651		9,065		454,686
2009		—		1,652		9,065		10,717
2010		—		—		4,915		4,915
Thereafter		—		—		3,994		3,994

	W	443,970	W	4,954	W	36,104	W	485,028

13. Accrued Severance Benefits
Changes in accrued severance benefits for the year ended December 31, 2005 and 2004, are as follows:

	For the year ended December 31, 2005
					Group
	Accrued		National		Severance
	Severance		Pension		Insurance
(in millions of Korean won)	Benefits		Fund		Deposits		Total

Beginning balance	W	423,884	W	101	W	251,995	W	171,788
Increase		152,446		—		87,063		65,383
Decrease		62,204		1		10,477		51,726

Ending balance	W	514,126	W	100	W	328,581		185,445

	For the year ended December 31, 2004
					Group
	Accrued		National		Severance
	Severance		Pension		Insurance
(in millions of Korean won)	Benefits		Fund		Deposits		Total

Beginning balance	W	292,577	W	116	W	171,351	W	121,110
Increase		147,777		—		85,534		62,243
Decrease		16,470		15		4,890		11,565

Ending balance	W	423,884	W	101	W	251,995		171,788

As of December 31, 2005, the Company has funded approximately 63.91% of the total accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The beneficiaries of the severance insurance deposits are the Company’s employees.
In 2005, in accordance with severance benefit payment provision, the Company decided pay employees and directors amounting to W418,567 million, for their early retirement and to support change of employment. The Company recorded the aforementioned amount as accrued expense and miscellaneous losses.

14. Other Liabilities
Other liabilities as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004

Other current liabilities
Advances received	W	15,157	W	28,544
Unearned revenue		2,287		2,155
Others		25,610		5,357

		43,054		36,056
Other long-term liabilities		41,697		54,210

	W	84,751	W	90,266

15. Commitments and Contingencies
As of December 31, 2005, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of affiliates and related companies are as follows:

				Won Equivalent
	Financial Institution	Amount Guaranteed		(in millions)

Related companies
POSINVEST	Bank of	US$	42,000,000	W	57,106
	Tokyo-Mitsubishi	CNY	116,000,000
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China and others	US$	253,320,000		256,613

		US$	295,320,000
		CNY	116,000,000		313,719

Others
Dae Kyeong Special Steel	The Korea	W	2,591		4,565
Co., Ltd.	Development Bank	US$	1,948,800
DC Chemical Co., Ltd.	E1 Co., Ltd.	W	1,281		1,281
The Siam United Steel Co. Ltd.	Japan Bank for International Cooperation	US$	6,006,582		6,085
Zeus	Related creditors	JPY	51,622,000,000		443,970

		W	3,872
		US$	7,955,382
		JPY	51,622,000,000		455,901

		W	3,872
		US$	303,275,382
		CNY	116,000,000
		JPY	51,622,000,000	W	769,620

As of December 31, 2005 and 2004, the Company has outstanding payment guarantees for related companies and others amounting to W225,188 million and W538,575 million, respectively.

As of December 31, 2005, the Company has 44 promissory notes, including a blank promissory note, with the Korea Development Bank, as collaterals for loans from foreign financial institutions.
The Company has entered into a contract on the usage of the bulk carriers of KeoYang Shipping Co., Ltd. and others in order to ensure the transportation of raw materials through 2011.
As of December 31, 2005, Seoul Guarantee Insurance Company has provided guarantees amounting to W4,441 million for the company’s execution of contracts and others.
The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of five to ten years and provide for periodic price adjustments to market price. As of December 31, 2005, 500 million tons of iron ore and 113 million tons of coal remained to be purchased under such long-term contracts.
On July 1, 2004, the Company entered into an agreement with Tangguh LNG Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in May 2005. The Company completed the construction of Gwangyang Liquefied Natural Gas (LNG) terminal on July 4, 2005.
The Company has a bank overdraft agreement with Woori Bank and seven other banks amounting to W210,000 million as of December 31, 2005. In addition, the Company entered into a credit purchase loan agreement with Hana Bank and eight other banks for credit lines up to W325,000 million and to borrow W20,000 million in short-term borrowings.
As of December 31, 2005, the Company has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to US$886,500 thousand and to borrow US$70 million in foreign short-term borrowings.
The accounts receivables in foreign currency sold to financial institutions and outstanding as of December 31, 2005 amount to US$80,603,041, for which the Company is contingently liable upon the issuers’ default.
As of December 31, 2005, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and others. The Company’s rent expenses, with respect to the above lease agreements, amounted to W7,431 million for the year ended December 31, 2005. Future lease payments under the above lease agreements are as follows:

(in millions of Korean won)
Period	Amount

2006	W	4,542
2007		1,787
2008		386

	W	6,715

The Company paid US$106,400,000 on behalf of POSVEN on June 21, 2001, an affiliate which is 40% owned by the Company. This payment represented 40% of the total long-term debt of POSVEN guaranteed by the Company. On July 20, 2001, an additional payment of US$53,200,000 was due, representing a long-term debt guaranteed by Raytheon Company (“Raytheon”), a shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. Both companies agreed that each would pay half of the amount. The Company, therefore, made a payment of US$26,600,000.
Due to the settlement of liquidation dividends from POSVEN, the Company recorded recovery of allowance for doubtful accounts amounting to W87.4 billion during the year ended December 31, 2004, and the Company received the residuals of liquidation dividends amounting to W11.9 billion and finished the liquidation of POSVEN during the year ended December 31, 2005.
As of December 31, 2005, the Company is a defendant in 9 cases involving domestic claims. The aggregated amounts of domestic claims with the Company as the defendant amounted to approximately W3,882 million. The Company believes that the outcome of these cases is uncertain, but, in any event, they would not result in a material loss for the Company.
16. Capital Stock
Under its Articles of Incorporation, the Company is authorized to issue 200 million shares of capital stock with a par value of W5,000 per share. The Company may issue registered preferred stock, which will receive cash dividend before common stock, in accordance with applicable laws up to the certain maximum amount. For the issuance of preferred stock at annual dividend rate of more than 9%, the board of director must decide the preferred dividend rate.
In addition, if determined by its Articles of Incorporation, the Company is authorized to issue to investors, other than shareholders, convertible debentures and bond with warrants up to W1,000 billion, respectively. The Company is also authorized, subject to the Board of Directors’ approval, to issue shares of common stock to investors other than current shareholders for issuance of depository receipts, Employee Stock Ownership Association subscription, and in the case of Articles of Incorporations.
Under Securities and Exchange Act, the Company may grant stock option to employees and directors in accordance with the resolution of shareholders’ meeting or applicable laws. As of December 31, 2005, the Company has granted stock options to 57 directors.(Note 20)
The Company is authorized, subject to the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 9,293,790 shares of common stock were retired with the Board of Directors’ approval.

As of December 31, 2005, exclusive of retired stocks, 87,186,835 shares of common stock have been issued.
17. Capital Surplus
Capital surplus as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004

Revaluation surplus (Note 8)	W	3,172,776	W	3,172,776
Additional paid-in capital		463,825		463,825
Other capital surplus [1]		242,700		134,682

	W	3,879,301	W	3,771,283

[1]	Other capital surplus consists of gain on sale of treasury stock and others.
18. Retained Earnings
Retained earnings as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004

Appropriated
Legal reserve	W	241,202	W	241,202
Reserve for research and human resource development		1,303,333		880,000
Reserve for business rationalization		918,300		918,300
Reserve for business expansion		9,357,500		7,157,500
Appropriated retained earnings for dividends		377,699		184,398

		12,198,034		9,381,400
Unappropriated		3,994,109		3,482,739

	W	16,192,143	W	12,864,139

Legal Reserve
The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.
Other Legal Reserve
Pursuant to the Special Tax Treatment Control Law, the Company appropriates retained earnings as a reserve for overseas investment loss, and research and human resource development. These reserves are not available for dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.
Interim Dividend
The Company declared interim dividends, which were approved through a resolution of the Board of Directors on July 12, 2005. For the year ended December 31, 2004, the Company declared interim dividends in accordance with the resolution of the Board of Directors on July 23, 2004. Details of interim dividends in 2005 and 2004, are as follows:

	2005			2004
	Dividend Ratio	Dividend		Dividend Ratio	Dividend
(in millions of Korean won)	(%)	Amount		(%)	Amount

Common shares	40	W	157,520	30	W	121,062

Year-End Cash Dividends

	2005			2004
(in millions of Korean won)	(%)	Amount		(%)	Amount

Common shares	120	W	480,925	130	W	523,274

Details of the dividend payout ratio and dividend yield ratio are as follows:

	2005		2004
	Dividend payout	Dividend yield	Dividend	Dividend yield
(in millions of Korean won)	Ratio (%)	Ratio (%)	payout Ratio	Ratio (%)

Common shares	15.91	3.96	16.84	4.28

19. Capital Adjustments
Capital adjustments as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004

Treasury stock	W	(959,205)	W	(680,144)
Valuation gain on investment securities (Note 7)		315,593		188,614
Valuation loss on investment securities (Note 7)		(430,633)		(608,579)
Capital changes under equity method (Note 7)		118,265		158,994
Negative capital changes under equity method (Note 7)		(75,865)		(66,866)

	W	(1,031,845)	W	(1,007,981)

As of December 31, 2005, the Company holds 7,096,065 shares of its own common stock amounting to W959,205 million.
The voting rights of treasury stock are restricted in accordance with the Korean Commercial Code of the Republic of Korea. In addition, the Company sold 1,289,347 shares and 36,453 shares of its treasury stock to the association of employee stock ownership on July 26, 2005 and October 25, to the association of employee stock ownership as approved by the Board of Directors on July 22, 2005, and October 21, 2005, respectively, and the difference between the fair value and the proceeds from the sale was recognized as welfare expense.
As the Japanese branch was closed down in August 2004, the remaining foreign-based operations translation after deducting the contributions amounting to W26,151 million was reclassified as extraordinary income amounting to W3,387 million.

20. Stock Appreciation Rights
The Company granted stock options to its executive officers in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant

Before the modifications[1]
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares
Exercise price	W98,400 per share	W135,800 per share	W115,600 per share	W102,900 per share	W151,700 per share	W194,900 per share
After the modifications
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005
Exercise price	W98,900 per share	W136,400 per share	W116,100 per share	W102,900 per share	W151,700 per share	W194,900 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares
Number of shares cancelled	19,409 shares	—	—	—	—	—
Number of shares exercised	338,071 shares	13,971 shares	3,931 shares	60,068 shares	—	—
Number of shares outstanding	96,096 shares	41,925 shares	16,564 shares	75,829 shares	214,228 shares	90,000 shares
Exercise period	July 24, 2003	April 28, 2004	Sept. 19, 2004	April 27, 2005	July 24, 2006	April 29, 2007
	- July 23, 2008	- April 27, 2009	- Sept. 18 2009	- April 26, 2010	- July 23, 2011	- April 28, 2012
Settlement method	Cash or stock for the difference between the exercise price and fair market value of the option

[1]	The Company changed the number of shares granted and the exercise price as presented above, in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.

The Company applied the intrinsic value method to calculate the compensation cost related to the stock options and such compensation cost is proportionally allocated and accounted for as stock compensation costs and other liabilities.
The compensation costs for stock appreciation rights granted to employees and executives for the year ended December 31, 2005, as well as for the future periods are as follows:

(in millions of Korean
won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total

Prior periods	W	36,297	W	2,851	W	1,461	W	9,663	W	1,695	W	—	W	51,967
Current period		3,348		898		271		3,572		6,548		310		14,947
Future periods		—		—		—		—		3,197		607		3,804

	W	39,645	W	3,749	W	1,732	W	13,235	W	11,440	W	917	W	70,718

21. Derivatives
Details of the gains and losses on derivatives for the year ended December 31, 2005 and 2004, are as follows:

			For the year ended December 31, 2005
	Purpose of	Financial	Valuation		Valuation		Transaction		Transaction
Type of Transaction	Transaction	Institutions	Gain		Loss		Gain		Loss

Currency forward	Hedge	SC First Bank and others	W	—	W	18,727	W	688	W	861
Nickel future	Trading	Sempra Metal Ltd.		—		—		1,673		637

			W	—	W	18,727	W	2,361	W	1,498

			For the year ended December 31, 2004
	Purpose of	Financial	Valuation		Valuation		Transaction		Transaction
Type of Transaction	Transaction	Institutions	Gain		Loss		Gain		Loss

Currency forward	Hedge	Citibank and others	W	—	W	—	W	683	W	—
Currency swap	"	ABN AMRO Bank and others		6		—		597		1,092
Nickel future	Trading	Sempra Metal Ltd.		—		—		2,800		5,980

			W	6	W	—	W	4,080	W	7,072

The derivative transactions made for the the year ended December 31, 2005, are accounted for as trading purpose in accordance with KFAS Interpretation 53-70, Accounting for Derivatives.
22. Cost of Goods Sold
     Cost of goods sold for for the year ended December 31, 2005, consists of the following:

(in millions of Korean won)	2005		2004

Finished goods, Semi-finished goods and By-products, beginning of the period	W	766,872	W	562,196
Total Manufacturing Costs		15,095,261		13,897,458
Transfer from (to) other accounts		15,958		7,615
Finished goods, Semi-finished goods and By-products, end of the period		(1,174,266)		(766,872)
Refunded customs duties		(19,110)		(16,894)

Cost of goods sold for finished goods, Semi-finished goods and By-products		14,684,715		13,683,503
Others		18,088		23,956

	W	14,702,803	W	13,707,459

23. Selling and Administrative Expenses
Selling and administrative expenses for the the years ended December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004

Selling expenses	W	477,652	W	485,086
Fees and charges		123,633		99,499
Salaries and wages		73,446		66,546
Advertising		84,444		36,252
Research and development (Note 9)		40,568		57,892
Depreciation (Notes 8, 9 and 29)		36,646		44,817
Rent		39,000		49,209
Welfare		80,993		73,608
Provision for severance benefits		16,234		15,072
Supplies		5,378		5,758
Travel		11,013		10,995
Training		14,182		8,917
Repairs		16,011		16,999
Communications		5,843		5,277
Vehicle expenses		4,125		3,775
Taxes and public dues		4,364		5,774
Entertainment		2,693		2,314
Subscriptions and printing		3,121		2,013
Utilities		1,012		1,010
Insurance		3,056		2,338
Stock compensation expense (Note 20)		14,947		24,785
Others		21,994		13,355

	W	1,080,355	W	1,031,291

24. Donations
Donations made by the Company for the the years ended December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004

POSCO Educational Foundation	W	33,000	W	39,500
Employee benefit welfare		68,500		58,000
Others		37,478		56,557

	W	138,978	W	154,057

25. Income Taxes
The statutory income tax rate applicable to the Company, including resident tax surcharges, was approximately 29.7% in 2004, and amended to 27.5% effective for the fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003.
Income tax expense for the year ended December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004

Current income taxes	W	1,461,068	W	1,289,341
Deferred income taxes		(85,717)		145,454
Items charged directly to shareholders’ equity		(34,090)		(26,909)

	W	1,341,261	W	1,407,886

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the the year ended December 31, 2005 and 2004:

(in millions of Korean won)	2005		2004

Net income before income tax expense	W	5,354,193	W	5,233,902
Statutory tax rate (%)		16.5/27.5		16.5/29.7

Income tax expense computed at statutory rate		1,472,390		1,554,467
Tax credit		(195,363)		(161,939)
Others, net		64,234		15,358

Income tax expense	W	1,341,261	W	1,407,886

Effective rate (%)		25.05		26.90

Components of deferred income taxes as of December 31, 2005 and 2004, are as follows:

	As of (*)		Increase		As of
(in millions of Korean won)	December 31, 2004		(Decrease)		December 31, 2005

Reserve for special repairs	W	(137,394)	W	5,274	W	(132,120)
Allowance for doubtful accounts		13,957		(4,264)		9,693
Reserve for technology developments		(358,417)		(22,000)		(380,417)
Dividend income from related companies		60,219		10,320		70,539
Depreciation expense		16,893		993		17,886
Gain on valuation of equity method investments		(69,075)		(41,793)		(110,868)
Prepaid expenses		11,484		1,504		12,988
Impairment loss on property, plant and equipment		129,135		—		129,135
Gain on valuation of investment securities		—		(158,030)		(158,030)
Loss on valuation of investment securities		—		163,343		163,343
Others		112,117		130,370		242,487

Net deferred income liabilities	W	(221,081)	W	85,717	W	(135,364)

(*) The income tax effect of temporary differences and the deferred income tax assets (liabilities) as of December 31, 2004, reflected the effect of tax assessment and tax audit for the year ended December 31, 2005.
In relation to valuation on equity method, among temporary differences, if the Company is unlikely to dispose of investees’ shares or receive dividend within five years, income tax effect is not recognized since it is more likely that the deferred tax asset will not be realized.
The entire income taxes for the year ended December 31, 2005, are attributed to ordinary income. For the year ended December 31, 2004, the income taxes for ordinary income and extraordinary income are W1,406,880 million and W1,006 million, respectively.
The effective income tax rate for income before income taxes for year ended December 31, 2005, is 25.05% (for the year ended December 31, 2004: 26.90%).
In 2005, National Tax Service audited the Company’s corporate tax return for the period between 2000 and 2004. Accordingly, the expected additional taxes amounting to W178,598 million are recorded as non-operating expenses.

In accordance with the SKFAS No. 17, Deferred Income Taxes, which became applicable to the Company on January 1, 2005, income tax effect of temporary differences in relation to an item in the shareholders’ equity is recorded as part of the related shareholders’ equity item. Due to the change in accounting policy, capital adjustment decreased by W6,882 million, deferred tax assets increased by W158,030 million and deferred tax liabilities increased by W163,343 million. There is no effect on net income.
26. Earnings Per Share
Basic earnings (ordinary income) per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding during the period.

	Number of Shares	Number of Days	Weighted Number
Period		Outstanding	of Shares

Beginning balance[1]	80,503,664	365	29,383,837,360
Acquisition treasury stock	412,894	—[2]	(476,518,019)

			28,907,319,341

Period	Weighted-Average Number of Common Shares

2005	28,907,317,341 ÷ 365 = 79,198,130

[1]Beginning balance of common shares excludes 6,683,171 treasury shares for the year ended December 31, 2005.

[2]The Company’s net acquisition of treasury shares is 412,894 during the year ended December 31, 2005, and for the computation of weighted average number of common shares outstanding, the number of treasury shares was excluded (Note 19).
Basic ordinary income and earnings per share are calculated as follows:

(in millions of Korean won,
except per share amounts)	2005		2004

Net ordinary income	W	4,012,932	W	3,823,634
Weighted-average number of common shares outstanding		79,198,130		80,836,040
Basic ordinary income and earnings per share	W	50,670	W	47,301
Basic earnings per share are calculated as follows:

(in millions of Korean won,
except per share amounts)	2005		2004

Net income	W	4,012,932	W	3,826,016
Weighted-average number of common shares outstanding		79,198,130		80,836,040
Basic earnings per share	W	50,670	W	47,331
Diluted earnings per share
Diluted earnings per share for the periods on the table above are identical to the basic earnings per share, since there is no dilutive effect resulting from the stock appreciation right as of the respective balance sheet dates.
27. Assets and Liabilities Denominated in Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies and gain and loss on foreign currency translation as of December 31, 2005 and 2004, are as follows:

	2005								2004
					Loss on		Gain on
					Foreign		Foreign
(in millions			Won		Currency		Currency		Won
of Korean won)	Foreign currency		Equivalent		Translation		Translation		Equivalent

Assets
Cash and cash equivalent and others[1]	US$	307,023,674	W	311,015	W	2,816	W	—	W	35,075
Trade accounts and notes	US$	414,585,880		419,975		6,094		23		138,155
receivable	JPY	4,380,757,606		37,676		185		6		42,267
	EUR	768,314		922		11		—		142
Other receivables	US$	10,687,196		10,826		35		15		14,496
	JPY	39,080,774		336		—		—		104
Held-to-maturity securities[2]	US$	—		—		—		—		1,044
Guarantee deposits	US$	211,093		214		20		1		283

			W	780,964	W	9,161	W	45	W	231,566

Liabilities
Trade accounts and notes	US$	180,854,245	W	183,205	W	40	W	2,685	W	428,311
payable	JPY	1,255,088,041		10,794		1		150		12,475
	EUR	1,369,577		1,644		1		14		1,134
Short-term borrowings	US$	—		—		—		—		13,992
Other accounts payable	US$	6,285,060		6,367		1		26		6,643
	JPY	300,079,555		2,581		1		46		2,714
	EUR	4,113,498		4,937		2		52		508
Accrued expenses	US$	6,769,122		6,857		—		—		25,300
	JPY	182,097,936		1,566		—		—		1,843
	EUR	21,138		25		—		—		33
Debentures[2]	US$	260,165,000		263,547		1		8,013		487,157
	JPY	81,622,000,000		701,982		393		124,090		826,072
Foreign currency borrowings	JPY	768,000,000		6,605		—		1,168		9,716
Loans from foreign	US$	19,180,930		19,430		—		591		24,470
financial institutions	EUR	21,446,351		25,739		—		4,779		36,146

			W	1,235,279	W	440	W	141,614	W	1,876,514

[1]	Includes short-term financial instruments.

[2]	Presented at face value.
28. Related Party Transactions
Significant transactions, which occurred in the ordinary course of business, with related companies for the years ended December 31, 2005 and 2004, and the related account balances as of December 31, 2005 and 2004, are as follows:

(in millions of	Sales and others[1]				Purchases and others[1]				Receivables[2]				Payables[2]
Korean won)	2005		2004		2005		2004		2005		2004		2005		2004

POSCO E&C	W	3,758	W	9,317	W	1,732,462	W	891,474	W	53	W	82,889	W	193,856	W	237,283
Posteel Co., Ltd.		1,030,276		919,618		86,005		67,193		111,790		122,260		1,760		1,876
POSCON Co., Ltd.		131		139		235,232		194,847		1		15,172		28,638		43,050
Pohang Steel Co., Ltd.		426,007		303,425		1,105		271		33,896		43,021		66		1
POSCO Machinery & Engineering Co., Ltd.		92		5,001		160,787		116,424		4		2,270		14,449		27,879
POSDATA Co., Ltd.		1,009		989		182,149		209,839		43		442		26,709		30,782
POSCO Research Institute		—		—		14,350		13,203		—		—		2,674		7,224
Seung Kwang Co., Ltd.		—		—		110		35		2,063		2,038		—		—
POS-AC Co., Ltd.		566		517		29,554		20,980		1		—		888		663
Changwon Specialty Steel Co., Ltd.		3,440		31		53,618		75,984		1,231		1		2,119		6,692
POSCO Machinery Co., Ltd.		121		116		107,648		95,892		1		4,300		9,863		19,767
POSTECH Venture Capital Co., Ltd.		63		59		—		—		—		—		53		—
eNtoB Corporation		—		—		170,258		131,377		—		—		2,329		3,286
POSCO Refractories & Environment (POSREC)		261		137		195,329		173,917		17		19		23,774		23,526
POSCO Terminal Co., Ltd.		8,891		—		332		—		1,501		—		34		—
Dongwoosa Service Inc.		1,064		—		40,191		—		1		—		5,328		—
Samjung Packing & Aluminum Co., Ltd.		16,086		—		297,290		—		1,465		—		23,410		—
Pohang Steel America Corporation (POSAM)		97,920		33,446		—		—		9		—		—		—
POSCO Australia Pty. Ltd. (POSA)		10,163		1,115		31,305		41,673		618		24		—		—
POSCO Canada Ltd. (POSCAN)		—		—		102,841		56,143		—		16		5,726		—
POSCO Asia Co., Ltd. (POA)		552,694		573,772		130,871		146,016		8,749		29,866		6,931		4,730
VSC-POSCO Steel Corporation (VPS)		—		6		—		—		—		11		—		—
DALIAN POSCO-CFM Coil Center Co., Ltd.		—		36,169		—		—		—		—		—		—
Zhangjiagang Pohang Stainless Steel Co., Ltd.		723,522		714,832		—		—		175,415		16,486		—		—
SHUNDE Pohang Coated Steel Co., Ltd.		—		27,071		—		—		—		—		—		—

(in millions of	Sales and others[1]				Purchases and others[1]				Receivables[2]				Payables[2]
Korean won)	2005		2004		2005		2004		2005		2004		2005		2004

POS-THAI Service Steel Co., Ltd.	W	12,320	W	270	W	—	W	—	W	94	W	—	W	—	W	—
KOBRASCO		—		—		202,262		104,848		—		—		—		2,584
USS-POSCO Industries (UPI)		312,377		365,362		—		—		—		—		—		—
POSCHROME		—		—		45,043		51,820		—		—		4,719		—
POSVINA		11,239		12,599		—		—		1,100		4		—		—
Posmmit Steel Centre SDN BHD (POS-MMIT)		10,229		7,655		—		—		29		—		—		—
PT POSMI Steel Indonesia		—		5		—		—		—		—		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		273,395		19,961		—		—		93,814		—		—		—
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		3,277		3,344		—		—		—		—		—		—
MIDAS Information Technology., Ltd.		—		—		—		15		—		—		—		—
POSCO-China Holding Corp.		—		—		905		—		—		—		—		—
POCO QINHDAO Coil Center		2,143		—		—		—		248		—		—		—
POSCO-Japan Co., Ltd.		544,636		409,845		75,604		30,846		19,599		18,751		1,542		1,722

	W	4,045,680	W	3,444,801	W	3,895,251	W	2,422,797	W	451,742	W	337,570	W	354,868	W	411,065

[1]	Sales and others include sales and non-operating income; purchases and others include purchases and overhead expenses.

[2]	Receivables include trade and other accounts receivable; payables include trade accounts and other accounts payable.
As of December 31, 2005, the Company provided payment guarantees for affiliated companies and others amounting to W313,719 million (December 31, 2004: W225,188 million) (Note 15).

29. Regional Information
The Company has a plant in Pohang and another plant in Gwangyang in the Republic of Korea. General information on the operations of both plants as of December 31, 2005, follows:

	Pohang Mill	Gwangyang Mill

Major Products
Hot Roll	HR coil, HR Sheet	HR coil
Cold Roll	CR coil, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil and others	—
Semi-finished goods	Slab, Bloom	Slab

Major Facilities
Furnaces	1-4 furnaces, F furnace, COREX	1-5 furnaces
Steel manufacturing	1-2 steel manufacturing	1-2 steel manufacturing
Hot Roll	1-2 HR	1-3 HR, Mini mill
Cold Roll	1-2 CR	1-4 CR
Others	HR, Steel plate, STS and others	—

Number of employees	8,146	6,391
Regional financial status and operating results as of and for the years ended December 31, 2005 and 2004, are as follows:

(in millions of Korean won)
2005	Pohang		Gwangyang		Others		Total

Sales[1]
Domestic sales	W	8,332,516	W	6,847,019	W	39,924	W	15,219,459
Export		3,001,994		3,473,591		—		6,475,585

Total	W	11,334,510	W	10,320,610	W	39,924	W	21,695,044

Property, plant and equipment[2]	W	5,851,698	W	5,046,981	W	—	W	10,898,679

Depreciation and amortization[3]	W	712,395	W	770,050	W	—	W	1,482,445

(in millions of Korean won)
2004	Pohang		Gwangyang		Others		Total

Sales[1]
Domestic sales	W	7,886,825	W	5,966,042	W	44,074	W	13,896,941
Export		2,876,369		3,019,168		—		5,895,537

Total	W	10,763,194	W	8,985,210	W	44,074	W	19,792,478

Property, plant and equipment[2]	W	4,658,741	W	4,544,320	W	—	W	9,203,061

Depreciation and amortization[3]	W	693,716	W	752,713	W	590	W	1,447,019

[1]	No inter-plant transactions between the two plants.

[2]	Presented at book value.

[3]	Includes depreciation expense for idle assets.
30. Professional Staff Development Costs
The Company’s expenditure on education and training fees in relation to the development of professional personnel for the years ended December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Fees for studying abroad	W	3,319	W	3,547
Fees for education obtained outside the company premises		4,217		3,149
Tutorial fees		5,548		2,877
Others		14,275		9,491

	W	27,359	W	19,064

31. Employees’ Welfare
In order to enhance the welfare of employees, the Company provides fringe benefits to its employees, such as dining facilities, dispensary, scholarship, employee stock ownership plan, medical insurance, accident compensation, compensated absence and gymnasium facilities, among others. Employee benefits paid by the Company amounted to W714,157 million for the years ended December 31, 2005 (2004: W665,439 million).
32. Operating Results for the Final Interim Period

Significant operating results of the company for the three-month period ended December 31, 2005 are as follows:

(in millions of Korean Won)

Sales	W	5,202,977
Net income		381,471
Basic earnings per share (in Korean Won)		4,837
Diluted earnings per share (in Korean Won)		4,768
33. Approval of December 31, 2005 financial statements
The Company’s financial statements as of and for the year ended December 31, 2005 will be approved by the board of directors on February 7, 2006.
34. Issuance of POSCO ADRs
In accordance with the resolution of the Board of Directors’ meeting on July 12, 2005, the Company issued 14,000,000 ADRs for 3,500,000 shares of the Company’s common stocks. Each ADR represents the one-fourth of one share of common stock. The Korea Securities Depository has had the custody of underlying common stocks and the Bank of New York is the depository of POSCO ADRs. POSCO ADRs have been listed on the Tokyo Stock Exchange, from which the Company received a listing approval on October 24, 2005. POSCO ADRs are available for trading on the Tokyo Stock Exchange beginning November 22, 2005.
35. Reclassification of prior year financial statement presentation
Certain amounts in the financial statements as of and for the year ended December 31, 2005 have been reclassified to conform to the December 31, 2004 financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.